September 30, 2008

John Reynolds

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

Re:	Heckmann Corporation
Form S-4
Filed June 16, 2008
Amendment No. 1 to Form S-4
Filed July 25, 2008
Amendment No. 2 to Form S-4
Filed August 22, 2008
Amendment No. 3 to Form S-4
Filed September 30, 2008
File No. 333-151670

Dear Mr. Reynolds:

We are filing Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-151670) of Heckmann Corporation (the “Company”) under separate cover. Enclosed with this cover letter are copies of each correspondence filing that has been made by or on behalf of the Company since August 22, 2008 in connection with Amendment No. 3 to the Registration Statement. The correspondence filings made by or on behalf of the Company between August 22, 2008 and the date of this letter contain the Company’s responses to the letters of the staff of the Securities and Exchange Commission (the “Staff”), dated August 29, 2008, September 16, 2008 and September 19, 2008.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

John Reynolds

United States Securities and Exchange Commission

September 30, 2008

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely,

Heckmann Corp.

By:	/s/ Donald G. Ezzell

Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and
Secretary

Enclosures

cc:	John Archfield, Ryan Milne, Edwin S. Kim

DLA Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP
Richard S. Green, Esq. (rgreen@thelen.com)
Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)

WEST\21562488.3

MEMORANDUM

VIA FACSIMILE

TO:	Ryan Milne – Accounting Branch Chief Securities and Exchange Commission

FROM:	Steven D. Pidgeon

DATE:	September 10, 2008

RE:	Heckmann Corporation

Ryan, would you please let me know if we are on the right track? This would form the “guts” of an 8-K of CWDK, as well as explanatory notes for amendments to Forms 10-Q and 10-K for CWDK. Bracketed items are being verified.

China Water & Drinks has filed amendments to it Quarterly Reports on Form 10-Q for the periods ended September 30, 2007, March 31, 2008 and June 30, 2008 to reflect a change in the valuation of shares it issued in connection with its investment in the [Pilpol water company]. A portion of the investment consisted of shares of common stock of China Water. Pursuant to an amendment dated August 15, 2007 to the investment agreement, the number of shares to be issued was fixed at 1,523, 578 shares, amending the original provision that tied the number of shares to be issued to the trading price over the 30 days period ending 90 days after the resale registration statement relating to the shares was to go effective.

Originally, China Water recorded the share issuance at the quoted market price on the OTCBB on the date the share count was fixed, which was [$7.70] per share. However, in [April 2008], the company determined that the fair value for its shares was $3.50 at the time of issuance, essentially disregarding the quoted market price since there was only sporadic trading in the weeks before (and after) the fixing of the number of shares. Subsequently, the company determined that the quoted market price is in fact the appropriate valuation measurement under relevant accounting standards, notwithstanding the lack of trading volume in its stock, and has amended the foregoing filings to effectively reinstate its prior valuation for the shares issued in this transaction.

In addition, the registrant has filed amendments to its Quarterly Reports for the periods ended June 30, 2008 and March 31, 2008 to adopt the same valuation methodology described above (quoted market price) in measuring the beneficial conversion feature for $50 million in convertible notes that it committed to issue on January 24, 2008, and issued a week later. The notes are convertible at the greater of $3.00 per subject to certain dilution adjustments or $4.25 per share, which amount has been fixed at $4.25 per share in connection with the company’s proposed acquisition by Heckmann Corporation.

At the time of the notes transaction, the Company’s quoted market price was [$17.25] per share on the OTCBB. Accordingly, the Company has recorded a beneficial conversion feature of [$        , which it will take as a charge to earnings ratably over the term of the notes]. If the Heckmann acquisition is completed, then any then remaining beneficial conversion feature will be added to goodwill.

Memorandum

VIA FACSIMILE

TO:	Ryan Milne – Accounting Branch Chief
Securities and Exchange Commission

FROM:	Steven D. Pidgeon

DATE:	September 11, 2008

RE:	Heckmann Corporation

Ryan,

Enclosed is a draft Form 8-K regarding the accounting issues we discussed today. It does not contemplate any changes relating to the open compensation issue which we hope will be resolved quickly today in China Water’s favor. On this point, and as we discussed, the escrow of the CEO’s shares was a condition to the company’s 2007 capital raise—but for the escrow of shares, the company would have been unable to raise this capital. Accordingly, this arrangement was “clearly” not compensatory.

SDP

DRAFT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): September 10, 2008

CHINA WATER AND DRINKS INC.

(Exact name of registrant as specified in its charter)

Nevada	000-52812	20-2304161
(State of Incorporation)	(Commission File No.)	(IRS Employer ID No.)

Unit 607, 6/F Concordia Plaza, 1 Science Museum Road,

Tsimshatsui East, Kowloon, Hong Kong

People’s Republic of China

(Address of Principal Executive Offices)

852-2620-6518

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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DRAFT

ITEM 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

China Water & Drinks, Inc. (the “Company”) has filed amendments to its Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 to record a beneficial conversion feature related to the Company’s sale of its 5% secured convertible notes (the “Notes”), and to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended, and its Quarterly Reports on Form 10-Q for the periods ended [September 30, 2007,] March 31, 2008 and June 30, 2008 to (1) reflect a change in the valuation of shares it issued in connection with its acquisition of Pilpol (HK) Biological Limited (“Pilpol”), and (2) reflect a change in the valuation of the shares issued in connection with the Company’s investment in China Bottles, Inc. (formerly Hutton Holdings Corporation) (“China Bottles”).

Pilpol Acquisition

Under the terms of the stock purchase agreement pursuant to which the Company acquired Pilpol, a portion of the acquisition consideration consisted of shares of the Company’s common stock. Pursuant to an amendment dated August 15, 2007 to the stock purchase agreement, the number of shares to be issued was fixed at 1,523,578 shares.

The Company originally valued the 1,523,578 shares of its common stock issued in the Pilpol acquisition at $3.50 due to, amongst other factors, the illiquidity of and small public float for its common stock. Subsequently, the Company determined that the quoted market price is the appropriate valuation measurement under relevant accounting standards, and has amended the foregoing filings.

Investment in China Bottles

On August 31, 2007, the Company acquired 48% of China Bottles in exchange for $9 million in cash and 2,133,333 shares of its common stock. The Company originally recorded the share issuance at the quoted market price on the OTCBB on the date of the transaction, which was $7.70 per share. However, in May 2008, the Company determined that the fair value for its shares was $3.50 at the time of issuance, the same value it used for the relatively concurrent Pilpol transaction. Subsequently, the company determined that the quoted market price is the appropriate valuation measurement under relevant accounting standards, and has amended the foregoing filings and its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 to effectively reinstate its prior valuation for the shares.

Beneficial Conversion Feature of the Notes

In January 2008, the Company sold an aggregate amount of $50 million of its 5% secured convertible notes to a group of investors. The Notes are convertible at the greater of $3.00 subject to certain dilution adjustments or $4.25 per share, which amount has been fixed at $4.25 per share in connection with the Company’s proposed acquisition by Heckmann Corporation.

At the time of the Notes transaction, the Company’s quoted market price was $17.25 per share on the OTCBB. The Company did not record a beneficial conversion at the time of the transaction believing that the quoted market price did not reflect fair value in light of sporadic trading in its stock. However, the Company subsequently determined that the quoted market price is the appropriate valuation measurement under relevant accounting standards, and has amended its Quarterly Reports for the periods ended [September 31, 2007,] March 31, 2008 and June 30, 2008 by recording a beneficial conversion feature of $44 million, an amount equal to the proceeds realized upon issuance of the Notes.

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DRAFT

The Company’s authorized officers discussed with the Company’s independent accountant the matters disclosed in this Current Report on Form 8-K pursuant to Item 4.02.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA WATER AND DRINKS INC.

By:	/s/ Xu Hong Bin
Name: Xu Hong Bin
Title: President

Dated: September         , 2008

4

MEMORANDUM

VIA FACSIMILE

TO:	Ryan Milne – Accounting Branch Chief
Securities and Exchange Commission

FROM:	Steven D. Pidgeon

DATE:	September 10, 2008

RE:	Heckmann Corporation

Ryne,

We thought these 2 filings might be of relevance.

1. e Beneficial Conversion Issue:

Alliance Distributors Holding Inc - 10-KSB for FY 2004

SEC Comment

1. We note you issued Series A Convertible Non-Redeemable Preferred Stock in a private placement offering and to the placement agent in connection with the private placement offering. We further note that you issued Series B Convertible Non-Redeemable Preferred Stock to the former shareholders of AllianceCorner Distributors, Inc. Tell us how you considered EITF 98-5 and EITF 00-27 to determine whether these securities contain beneficial conversion features. As part of your response, clarify the commitment date of each agreement, conversion price stated in each agreement and fair value of common stock into which the preferred securities are convertible at the commitment date of each issuance. Refer to paragraph 5 of EITF 98-5. Further, tell us how you considered Issue 1 of EITF 00-27 to account for the warrants issued to the placement agent in connection with the Series A Convertible Non-Redeemable Preferred Stock issuance.

Response

The commitment dates of each agreement have been provided above. As set forth above, the price per Series A Preferred Share was $3.56 and, subject to the 4.99% or 9.99%

Restriction, automatically converted into 700 shares of Common Stock for a $0.005 equivalent price per share of Common Stock (15.91 shares of Common Stock on a post reverse split basis for a $0.22 equivalent price per share of Common Stock). The warrants issued to Sunrise have an exercise price of $0.005 ($0.22 on a post reverse split basis).

The Shareholders receiving Series B Preferred Shares in the merger received the number of shares necessary to result in such Shareholders’ holding 47.72% of the issued and outstanding shares of Common Stock of Essential on a fully diluted basis.

The Company considered paragraph 5 of EITF 98-5. The Pink Sheets Electronic Quotation Service shows that there was no trading activity in Essential’s Common Stock from June 17, 2004 up to the close of the merger on June 29, 2004. Furthermore, there has been little to no trading activity from the period beginning as early as the third quarter 2003 up to June 17, 2004. As discussed above, Essential had no ongoing business, significant assets or employees and as of March 31, 2004 had negative working capital of approximately $5,888,000 with approximately $6,087,000 in outstanding obligations. The Company determined that given Essential’s lack of trading activity and negative net worth, Essential’s bid and ask price from the Pink Sheets Electronic Quotation Service ranging from $0.22 to $0.35 during the period June 17, 2004 through June 29, 2004 was not the best evidence of fair value.

The Company concluded that the best evidence of fair value of the Common Stock was the amount at which the Common Stock could be bought or sold in a current transaction between willing parties. The PPO established that the $0.005 equivalent price per share of Common Stock was the fair value of the Common Stock. Thus, the conversion of each Series A Preferred Share and each Series B Preferred Share into 700 shares of Common Stock (15.91 shares of Common Stock on a post reverse split basis) for a $0.005 equivalent price per share of Common Stock ($0.22 on a post reverse split basis) represents the fair value of the Common Stock and there is therefore no intrinsic value or embedded beneficial conversion features present in these convertible shares.

The Company considered Issue 1 of EITF 00-27 to account for the warrants issued to Sunrise as payment for services rendered by them in the raising of equity in the PPO. The exercise price of $0.005 was based upon the $0.005 value of the Common Stock established by the PPO. Thus, the Company believes there is no intrinsic value in connection with the issuance of these warrants.

No further comment was issued

2. e Valuation Issue

CATUITY INC —Form 10-KSB

Initial Comment:

COMMENT 5. We note that based on common share issuance price in a private placement, the stock issued in the Loyalty Magic Pty. Ltd. acquisition was determined to have a value of approximately $7.50 per share. We further note, however, that the Company’s common stock was trading at approximately $18.00 per share at the time of such acquisition. Pursuant to paragraph 22 of SFAS 141, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity. Paragraph 5 of SFAS 107 also indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available. Furthermore, pursuant to paragraph 58 of SFAS 107, the Board expressed their belief that quoted prices, even from thin markets, provide useful information because investors and creditors rely on those prices to make decisions. Tell us how you considered this guidance in valuing the shares issued in the Loyalty Magic Pty. Ltd. acquisition.

Response

On September 1, 2005 Catuity Inc. completed the acquisition of all of the outstanding shares of Loyalty Magic Pty. Ltd. (Loyalty Magic or LM), headquartered in Melbourne Australia. Loyalty Magic is now a wholly-owned subsidiary of Catuity. The Shareholders of Loyalty Magic received $2,700,000 (A$3,600,000) in cash and 335,000 shares of Catuity common stock in consideration for Loyalty Magic.

Also on September 1, 2005, the Company completed an offering of its common stock for cash. The Company issued 700,000 shares of its common stock to existing and new Australian shareholders who opted to subscribe for shares, accredited Australian institutional buyers, and certain U.S. accredited institutional investors who purchased shares that were not subscribed for by Australian buyers. The shares were sold for A$10.00 per share in Australia and $7.50 per share in the U.S. (A$10.00 per share at a .7500 foreign currency exchange rate). The proceeds from the offering were used, in part, to fund the cash portion of the purchase price paid for Loyalty Magic. In addition, on September 19, 2005 the Company issued 270,000 shares in another offering. The terms and $7.50 per share price were the same as in the September 1, 2005 offering.

The acquisition of Loyalty Magic is reflected in the consolidated balance sheet of the Company as of December 31, 2005 and has been accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations.

In accordance with SFAS 141 paragraph 22 and EITF 99-12, securities issued in a business combination generally should be valued based on quoted market price at the date an agreement is signed and announced. The Company signed the LM purchase agreement and announced it on Form 8-K on March 17, 2005 with approximately 372,000 shares of common stock to be issued to shareholders of Loyalty Magic. Catuity’s stock was trading at an average price of $4.93 per share during the few days before, after and including March 17, 2005. The $4.93 per share was the price used in the proxy and related pro forma financial statements filed by the Company in May 2005.

Catuity’s daily closing stock price and daily trading volumes in the first 20 days of June 2005 were in the range of $3.92–$4.31 and 0–25,000 shares per day respectively. In the last 10 days of June its daily closing price was between $10.10–$16.50 per share with trading volumes between 297,000–8,690,000 shares per day. Catuity’s stock price volatility continued over the next thirty five days with daily closing prices in a range from $9.50 to $17.80. Due to the volatility of Catuity’s stock prices and delayed closing on the LM acquisition, on August 5, 2005, the Company and LM Shareholders agreed to adjust the numbers of shares to be issued to LM shareholders in connection with the acquisition to 335,000 shares. Catuity’s stock price was trading at an average price of about $12 per share during the few days before, after and including August 5, 2005. According to EITF 99-12 paragraph 5, a new measurement date is established when the number of shares on the securities to be issued are substantively changed subsequent to date of acquisition. The market price on the new measurement date shall be used to value the issued securities.

This amendment to the purchase agreement to change the number of shares to be issued by Catuity was completed on August 5th, because this is when Catuity determined, through the work done with its financial advisor leading the offerings of common stock referred to above, that $7.50 ($10 AUS) was the price at which the common shares could be sold in those offerings. The Company and its financial advisor on the offering had held numerous meetings with prospective buyers of the shares prior to establishing the $7.50 per share price. Catuity shares were being sold to several institutional investors and this was the price that each party had agreed it would pay for Catuity’s newly issued shares. The reasons for the difference between quoted market prices and the $7.50 per share was the high level of volatility surrounding Catuity’s stock price and the belief that the market price did not represent fair value. Catuity certainly would have liked to complete the offering at the NASDAQ trading prices; however, the investors in the offerings were unwilling to pay a price above $7.50. This was determined in early August and $7.50 was considered the market price through the expected closing of the offerings in September 2005. The Company believes, based on the investor feedback referred to above, and has indicated in several press releases, that the NASDAQ trading prices were considered irrational by all the parties. As a result, the offering price was established at $7.50 and did not change from this early August period to the closing on September 1, 2005 of the initial offering and the closing of the second offering on September 19, 2005. Because the price to the new investors stayed constant for such a long period of time and considering the large number of shares that were sold, the nature of the offerings, and the purpose of the offerings (in part to fund the acquisition of LM), the Company believes $7.50 was the appropriate market price for the acquisition shares.

Important dates and stock prices in considering the price of shares used in the transaction are:

Closing NASDAQ

Date	Stock Price
March 17, 2005—Date the Definitive Purchase Agreement was signed	$5.21
August 5, 2005—Date the purchase price in the definitive purchase agreement was amended	$12.32
September 1, 2005—Acquisition completed	$17.88
December 30, 2005	$5.97
May 12, 2006	$6.44

The Company reviewed and considered paragraphs 22-23 of SFAS 141 and paragraphs 5 and 58 of SFAS 107 in determining the price per share to be used in the acquisition. Paragraph 22 of SFAS 141 states “Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like.” Paragraph 23 further acknowledges that the quoted market price may not be the fair value of the securities issued in a business combination, stating, “If the quoted market price is not the fair value of the equity securities, either preferred or common, the consideration received shall be estimated even though measuring directly the fair values of net assets received is difficult.” Guidance for applying these paragraphs in practice may be found in, among other places, Accounting Research Manager (ARM), published by CCH. ARM’s Interpretation 141.23-1 elaborates on paragraph 23, stating, “Even an available quoted market price may not always be a reliable indicator of fair value of consideration received because the number of shares issued is relatively large, the market for the security is thin, the stock price is volatile, or other uncertainties influence the quoted price” and states that the SEC staff believes that a registrant “must demonstrate, with objective and verifiable evidence,” that a price other than the quoted market price is appropriate. Catuity considered this guidance and concluded that objective and verifiable evidence (discussions with underwriters and transaction prices in contemporaneous transactions with third parties, both of which are discussed in ARM Interpretation 141.23-2) supported the conclusion that the fair value of its common stock was equal to the price for which it sold securities in the offerings and not the quoted market price.

While Catuity’s share price has always been volatile, it was extremely volatile in the approximately 5 1/2 months between the signing of the definitive purchase agreement and completion of the acquisition. During that 5 1/2 month period the trading price of Catuity shares ranged from a low of $3.75 to a high of $22.58.

The Company considered the large number of shares issued in the offerings for cash, the sophisticated nature of the investors, the fact that the consideration in those offerings was cash and the fact they were completed at the same time as the acquisition (the proceeds of the first offering were used in part to fund the purchase price) to provide far more objective and verifiable evidence of the value of its common stock than the market price. At the time Catuity acquired Loyalty Magic it had 779,000 shares outstanding. On September 1, 2005, the date 335,000 shares were issued to the Loyalty Magic shareholders, the Company also issued 700,000 shares at a price of $7.50 to individual and institutional investors. On September 19, 2005 the Company issued 270,000 shares in a private placement on the same terms and $7.50 per share price used in the September 1, 2005 offering. In total, 970,000 shares were issued for cash within a 19 day period at $7.50 per share. This represented 125% of the Company’s shares outstanding prior to the acquisition.

As a result of all of the above, the Company, determined that the shares should be valued at the price used for the offering that was completed on the same day as the acquisition. Management determined that this represented the fair value of the shares at the time the transaction was finalized, due to the size of the offering, the number of shares issued and the high volatility of our stock price.

The Company’s auditors concurred with this conclusion.

No further comment was issued, and Catuity continued to use the $7.50 price. Here there were cash sales relatively concurrent with an acquisition. In our case, cash sales “bracket” the transaction.

MEMORANDUM	VIA FACSIMILE

TO:	Ryan Milne – Accounting Branch Chief Securities and Exchange Commission

FROM:	Steven D. Pidgeon

DATE:	September 11, 2008

RE:	Heckmann Corporation

Ryan,

Enclosed is our draft response letter for your pre-review. We have left comment 8 as an open issue.

SDP

DRAFT

September 11, 2008

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation
Form S-4
Filed on June 16, 2008
Amendment No. 1 to Form S-4
Filed July 25, 2008
Amendment No. 2 to Form S-4
Filed August 22, 2008
File No. 333-151670

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 29, 2008, to Heckmann Corporation (the “Company”) regarding the Registration Statement on Form S-4, File No. 333-151670 (the “Registration Statement”), filed by the Company on June 16, 2008, as amended by Amendment No. 1 to the Registration Statement, filed on July 25, 2008, and Amendment No. 2 to the Registration Statement, filed on August 22, 2008.

This letter sets forth Comment Nos. 1-10 of the Staff in the August 22, 2008 comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. The responses in this letter to Comment Nos. 5-9 of the Staff supersede our previous responses to those comments set forth in the letter we filed with the Securities and Exchange Commission on September 4, 2008, and are based upon our and our outside legal counsel’s telephone conversations with the Staff.

We are enclosing a copy of Amendment No. 3 to the Registration Statement on Form S-4, together with a copy that is marked to show the changes from Amendment No. 2.

General

Staff Comment:

1. We note your response to prior comments one and two and the reference in the tenth bullet point on page 52 to “China Water’s contemplated plant expansions and proposed business acquisitions.” Please revise to identify China Water’s contemplated acquisitions and quantify the approximate dollar amount(s). We note, for example, China Water’s acquisition of Pilpol as disclosed in China Water’s Form 8-K filed on July 22, 2008.

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Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 52 and 57 to provide the requested information.

Staff Comment:

2. We note your response to prior comment 13. You disclose on page 58 that the projections, which appear to have been created prior to March 2008, were the basis for Heckmann’s “own model that estimated that China Water could, by the end of 2008, have revenue and net income…of approximately $220.0 million and $70.0 million, respectively.” China Water’s Form 10-Q filed August 14, 2008 indicates that for the first half of the year it generated revenues and net income of approximately $32.4 million and $8.7 million, respectively. Please revise to disclose whether Heckmann has considered China Water’s most recent operating results, and, if so, whether Heckmann still estimates China Water revenues and net income for the year of approximately $220 million and $70 million. In this regard, it is unclear if Heckmann’s own model contemplated a significant increase in China Water’s revenues during the second half of the year. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 53 to provide the requested disclosures.

Background of the Merger, page 43

Staff Comment:

3. We note your response to comment seven and the statement at the top of page 43 that you and the other entity were not able to arrive at mutually agreeable terms, “and the negotiations terminated.” Please disclose when negotiations terminated.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 44 to indicate that the referenced negotiations terminated on or about January 31, 2008.

Staff Comment:

4. Please incorporate the substance of your response to comment nine of our letter dated August 15, 2008 in this section of the proxy statement/prospectus.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 40, 47, 48, 61, 77, 83 and 144 to provide the requested disclosure.

China Water & Drinks, Inc. Consolidated Financial Statements for the Years Ended December 31, 2005, 2006, and 2007, page F-24

Note 2—Summary of Significant Accounting Polices, page F-30

Acquisition Consideration Payable, page F-35

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Staff Comment:

5. We note from your response to comment 32 of our letter dated August 15, 2008, that subsequent to the inception of the payable, it was agreed that China Water would issue a fixed number of shares of its common stock in settlement of the payable. Please address the following:

a.	Tell us when China Water agreed to issue a fixed number of shares of its common stock in settlement of the payable, and provide us with the related agreement.

b.	Disclose in China Water’s financial statements when the number of shares was fixed.

c.	We believe that upon the settlement to fix the number of shares, the payable should no longer have been classified as a liability. Revise your financial statements to reclassify the payable to equity upon the date of the settlement.

d.	If the settlement occurred after December 31, 2007, provide the applicable disclosures of paragraph 27 of SFAS 150. In this regard, include the fair value of the number of shares that would be issued, as determined under the conditions specified in the contract, if settlement were to occur at the December 31, 2007, reporting dates pursuant to paragraph 27(a). In addition, discuss how changes in the fair value of China Water’s equity shares would affect those settlement amounts, disclose the maximum number of shares that could be required to be issued, and that the contract does not limit the number of shares that China Water could be required to issue, if applicable.

e.	Disclose in your interim financial statements the fair value of the shares at the settlement date and the change in fair value impacted by the measurement of the cost of the acquired entity, Pilpol, under SFAS 141.

Company Response:

The Company acknowledges the Staff’s comment, and advises as follows:

(a) China Water agreed to issue a fixed number of shares of its common stock in settlement of the payable on August 15, 2007, pursuant to Amendment No. 1 to the Stock Purchase Agreement. This agreement is included as an exhibit to a Form 8-K filed by China Water on August 15, 2007.

(b) The Company has amended the Registration Statement on page F-40 to disclose the date when the number of shares was fixed.

(c) The financial statements of China Water have been revised to reclassify the payable to equity upon the date of the settlement.

Insofar as the settlement occurred prior to December 31, 2007, the Company understands that comments (d) and (e) are no longer applicable.

Note 7—Investment in Equity Investee, page F-39

Staff Comment:

6. We note your response to comment 37 of our letter dated August 15, 2008. We continue to believe that you have not demonstrated sufficient objective support for the use of a valuation that is different from the observable market value. We do not dispute that the trading of China Water’s stock is thin. However, we do not believe you have demonstrated sufficient objective evidence that the market value of China Water’s stock on the date of acquisition of China Bottles was $3.50 per share. The

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DRAFT

Financial Accounting Standards Boards considered in paragraph 58 of SFAS 07 the issue of whether quoted market prices from thin markets do not provide relevant measures of fair value. The Board reiterated its belief that quoted prices, even from thin markets, provide useful information because investors and creditors regularly rely on those prices to make their decisions. As such, please revise China Water’s financial statements to value the stock using the quoted market price. In addition, you should use the quoted market price in other instances where you have determined the valuation to be a value other than the quoted market price. We have noted such other instances include the valuation of shares issued in the acquisition of Pilpol and the measurement of the beneficial conversion feature in the January 2008 convertible debt issuance.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement by revising China Water’s financial statements to value the stock issued in the China Bottles investment and the Pilpol acquisition using the quoted market price and by making conforming revisions on pages [            ] of the Registration Statement. In addition, China Water will file amendments to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its Quarterly Reports on Form 10-Q for the periods ended [September 30, 2007,] March 31, 2008 and June 30, 2008 to make conforming changes.

Staff Comment:

7. We note your response to comment 38 of our letter dated August 15, 2008. Please file an Item 4.02 Form 8-K to report the China Water restatement related to your investment in equity investee. Please refer to Question 101.01 of the SEC Exchange Act Form 8-K interpretations, which is available at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Company Response:

In response to the Staff’s comment, China Water will file an Item 4.02 Form 8-K to reflect the changes to China Water’s periodic reports discussed in the Company’s responses to Comment Nos. 6 and 9.

Note 14—Stockholders’ Equity, page F-47

Staff Comment:

8. We note in the third paragraph of page F-48 that Mr. Xu Hong Bin, China Water’s president, agreed to transfer shares of common stock owned by him to the investors of the May 2007 sale in the event that China Water does not meet certain performance targets for each of the fiscal years ended December 31, 2007, and 2008. Please tell us how you considered the guidance in paragraph 11 of SFAS 123(R) and SAB Topic 5:T in determining whether this agreement represents a compensatory arrangement that is, in substance, a capital contribution of common share by Mr. Xu Hong Bin and then a share-based payment to him for services rendered. In addition, reconcile the number of shares subject to the escrow arrangement with the disclosure on page 106.

Company Response:

[TO COME]

5

DRAFT

China Water & Drinks, Inc. Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2007, page F-51

Note 9—Lines of Credit and Long-Term Debt, page F-65

Convertible Notes Payable, page F-65

Staff Comment:

9. We note your response to comment 44 of our letter dated August 15, 2008. As indicated in footnote 3 of EITF 98-5, if a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances. Since a quoted market price for China Water is available, regardless of how active the trading is in the market, it should be used in calculating the beneficial conversion feature. Please revise your financial statements to record a beneficial conversion feature for the difference between the conversion price and the quoted market price of China Water’s common stock, multiplied by the number of shares into which the security is convertible.

Company Response:

In response to the Staff’s comment, China Water has used the quoted market price to assess whether the notes have a beneficial conversion feature. Because the quoted market price on the date of the notes transaction was $17.25 per share on the OTCBB and the conversion price of the notes was $4.25 on such date, China Water has concluded that the notes do have a beneficial conversion feature. Accordingly, the Company has amended the Registration Statement by revising China Water’s financial statements to record a beneficial conversion feature related to the notes and by making conforming revisions on pages [        ] of the Registration Statement. In addition, China Water will file amendments to its Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 to make conforming changes.

China Bottles, Inc. and Subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2007 and 2006, page F-87

Staff Comment:

10. We note your response to comment 45 of our letter dated August 15, 2008. Please revise the financial statements of China Bottles that are included in your Form S-4 to comply with any further staff comments on the Exchange Act filings of China Bottles.

Company Response:

The Company acknowledges the Staff’s comment and notes that the Registration Statement reflects China Bottles’ filings as amended to date. The Company undertakes to file a Current Report on Form 8-K to direct investors to any further changes made in China Bottles’ financial statements included in the Registration Statement that arise prior to the special meeting date.

*            *            *            *

6

DRAFT

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely,

Heckmann Corp.

By:
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP

Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)

David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP

Richard S. Green, Esq. (rgreen@thelen.com)

Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)

7

MEMORANDUM

VIA FACSIMILE

TO:	Edwin S. Kim

FROM:	Steven D. Pidgeon

DATE:	September 11, 2008

RE:	Heckmann Corporation

Edwin,

Enclosed is our draft response letter for your pre-review. We have also sent this to Ryan Milne with his permission. Also enclosed are the changed pages relating to comments 1-4. We are trying to pre-clear all comments for a filing Friday. Your anticipated cooperation would be greatly appreciated.

SDP

DRAFT

September 11, 2008

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation
Form S-4
Filed on June 16, 2008
Amendment No. 1 to Form S-4
Filed July 25, 2008
Amendment No. 2 to Form S-4
Filed August 22, 2008
File No. 333-151670

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 29, 2008, to Heckmann Corporation (the “Company”) regarding the Registration Statement on Form S-4, File No. 333-151670 (the “Registration Statement”), filed by the Company on June 16, 2008, as amended by Amendment No. 1 to the Registration Statement, filed on July 25, 2008, and Amendment No. 2 to the Registration Statement, filed on August 22, 2008.

This letter sets forth Comment Nos. 1-10 of the Staff in the August 22, 2008 comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. The responses in this letter to Comment Nos. 5-9 of the Staff supersede our previous responses to those comments set forth in the letter we filed with the Securities and Exchange Commission on September 4, 2008, and are based upon our and our outside legal counsel’s telephone conversations with the Staff.

We are enclosing a copy of Amendment No. 3 to the Registration Statement on Form S-4, together with a copy that is marked to show the changes from Amendment No. 2.

General

Staff Comment:

1. We note your response to prior comments one and two and the reference in the tenth bullet point on page 52 to “China Water’s contemplated plant expansions and proposed business acquisitions.” Please revise to identify China Water’s contemplated acquisitions and quantify the approximate dollar amount(s). We note, for example, China Water’s acquisition of Pilpol as disclosed in China Water’s Form 8-K filed on July 22, 2008.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 52 and 57 to provide the requested information.

Staff Comment:

2. We note your response to prior comment 13. You disclose on page 58 that the projections, which appear to have been created prior to March 2008, were the basis for Heckmann’s “own model that estimated that China Water could, by the end of 2008, have revenue and net income…of approximately $220.0 million and $70.0 million, respectively.” China Water’s Form 10-Q filed August 14, 2008 indicates that for the first half of the year it generated revenues and net income of approximately $32.4 million and $8.7 million, respectively. Please revise to disclose whether Heckmann has considered China Water’s most recent operating results, and, if so, whether Heckmann still estimates China Water revenues and net income for the year of approximately $220 million and $70 million. In this regard, it is unclear if Heckmann’s own model contemplated a significant increase in China Water’s revenues during the second half of the year. Please revise accordingly.

DRAFT

John Reynolds

United States Securities and Exchange Commission

September 11, 2008

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 53 to provide the requested disclosures.

Background of the Merger, page 43

Staff Comment:

3. We note your response to comment seven and the statement at the top of page 43 that you and the other entity were not able to arrive at mutually agreeable terms, “and the negotiations terminated.” Please disclose when negotiations terminated.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on page 44 to indicate that the referenced negotiations terminated on or about January 31, 2008.

Staff Comment:

4. Please incorporate the substance of your response to comment nine of our letter dated August 15, 2008 in this section of the proxy statement/prospectus.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 40, 47, 48, 61, 77, 83 and 144 to provide the requested disclosure.

China Water & Drinks, Inc. Consolidated Financial Statements for the Years Ended December 31, 2005, 2006, and 2007, page F-24

Note 2 - Summary of Significant Accounting Polices, page F-30

Acquisition Consideration Payable, page F-35

Staff Comment:

5. We note from your response to comment 32 of our letter dated August 15, 2008, that subsequent to the inception of the payable, it was agreed that China Water would issue a fixed number of shares of its common stock in settlement of the payable. Please address the following:

a.	Tell us when China Water agreed to issue a fixed number of shares of its common stock in settlement of the payable, and provide us with the related agreement.

b.	Disclose in China Water’s financial statements when the number of shares was fixed.

c.	We believe that upon the settlement to fix the number of shares, the payable should no longer have been classified as a liability. Revise your financial statements to reclassify the payable to equity upon the date of the settlement.

d.	If the settlement occurred after December 31, 2007, provide the applicable disclosures of paragraph 27 of SFAS 150. In this regard, include the fair value of the number of shares that would be issued, as determined under the conditions specified in the contract, if settlement were to occur at the December 31, 2007, reporting dates pursuant to paragraph 27(a). In addition, discuss how changes in the fair value of China Water’s equity shares would affect those settlement amounts, disclose the maximum number of shares that could be required to be

3

DRAFT

John Reynolds

United States Securities and Exchange Commission

September 11, 2008

issued, and that the contract does not limit the number of shares that China Water could be required to issue, if applicable.

e.	Disclose in your interim financial statements the fair value of the shares at the settlement date and the change in fair value impacted by the measurement of the cost of the acquired entity, Pilpol, under SFAS 141.

Company Response:

The Company acknowledges the Staff’s comment, and advises as follows:

(a) China Water agreed to issue a fixed number of shares of its common stock in settlement of the payable on August 15, 2007, pursuant to Amendment No. 1 to the Stock Purchase Agreement. This agreement is included as an exhibit to a Form 8-K filed by China Water on August 15, 2007.

(b) The Company has amended the Registration Statement on page F-40 to disclose the date when the number of shares was fixed.

(c) The financial statements of China Water have been revised to reclassify the payable to equity upon the date of the settlement.

Insofar as the settlement occurred prior to December 31, 2007, the Company understands that comments (d) and (e) are no longer applicable.

Note 7—Investment in Equity Investee, page F-39

Staff Comment:

6. We note your response to comment 37 of our letter dated August 15, 2008. We continue to believe that you have not demonstrated sufficient objective support for the use of a valuation that is different from the observable market value. We do not dispute that the trading of China Water’s stock is thin. However, we do not believe you have demonstrated sufficient objective evidence that the market value of China Water’s stock on the date of acquisition of China Bottles was $3.50 per share. The Financial Accounting Standards Boards considered in paragraph 58 of SFAS 07 the issue of whether quoted market prices from thin markets do not provide relevant measures of fair value. The Board reiterated its belief that quoted prices, even from thin markets, provide useful information because investors and creditors regularly rely on those prices to make their decisions. As such, please revise China Water’s financial statements to value the stock using the quoted market price. In addition, you should use the quoted market price in other instances where you have determined the valuation to be a value other than the quoted market price. We have noted such other instances include the valuation of shares issued in the acquisition of Pilpol and the measurement of the beneficial conversion feature in the January 2008 convertible debt issuance.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement by revising China Water’s financial statements to value the stock issued in the China Bottles investment and the Pilpol acquisition using the quoted market price and by making conforming revisions on pages [            ] of the Registration Statement. In addition, China Water will file amendments to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its Quarterly Reports on Form 10-Q for the periods ended [September 30, 2007,] March 31, 2008 and June 30, 2008 to make conforming changes.

Staff Comment:

7. We note your response to comment 38 of our letter dated August 15, 2008. Please file an Item 4.02 Form 8-K to report the China Water restatement related to your investment in equity investee. Please refer to Question 101.01 of the SEC Exchange Act Form 8-K interpretations, which is available at http://ww.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Company Response:

In response to the Staff’s comment, China Water will file an Item 4.02 Form 8-K to reflect the changes to China Water’s periodic reports discussed in the Company’s responses to Comment Nos. 6 and 9.

4

DRAFT

John Reynolds

United States Securities and Exchange Commission

September 11, 2008

Note 14—Stockholders’ Equity, page F-47

Staff Comment:

8. We note in the third paragraph of page F-48 that Mr. Xu Hong Bin, China Water’s president, agreed to transfer shares of common stock owned by him to the investors of the May 2007 sale in the event that China Water does not meet certain performance targets for each of the fiscal years ended December 31, 2007, and 2008. Please tell us how you considered the guidance in paragraph 11 of SFAS 123(R) and SAB Topic 5:T in determining whether this agreement represents a compensatory arrangement that is, in substance, a capital contribution of common share by Mr. Xu Hong Bin and then a share-based payment to him for services rendered. In addition, reconcile the number of shares subject to the escrow arrangement with the disclosure on page 106.

Company Response:

[TO COME]

China Water & Drinks, Inc. Consolidated Financial Statements for the Six Months Ended June 30, 2008 and 2007, page F-51

Note 9—Lines of Credit and Long-Term Debt, page F-65

Convertible Notes Payable, page F-65

Staff Comment:

9. We note your response to comment 44 of our letter dated August 15, 2008. As indicated in footnote 3 of EITF 98-5, if a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances. Since a quoted market price for China Water is available, regardless of how active the trading is in the market, it should be used in calculating the beneficial conversion feature. Please revise your financial statements to record a beneficial conversion feature for the difference between the conversion price and the quoted market price of China Water’s common stock, multiplied by the number of shares into which the security is convertible.

Company Response:

In response to the Staff’s comment, China Water has used the quoted market price to assess whether the notes have a beneficial conversion feature. Because the quoted market price on the date of the notes transaction was $17.25 per share on the OTCBB and the conversion price of the notes was $4.25 on such date, China Water has concluded that the notes do have a beneficial conversion feature. Accordingly, the Company has amended the Registration Statement by revising China Water’s financial statements to record a beneficial conversion feature related to the notes and by making conforming revisions on pages [            ] of the Registration Statement. In addition, China Water will file amendments to its Quarterly Reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 to make conforming changes.

China Bottles, Inc. and Subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2007 and 2006, page F-87

Staff Comment:

10. We note your response to comment 45 of our letter dated August 15, 2008. Please revise the financial statements of China Bottles that are included in your Form S-4 to comply with any further staff comments on the Exchange Act filings of China Bottles.

Company Response:

The Company acknowledges the Staff’s comment and notes that the Registration Statement reflects China Bottles’ filings as amended to date. The Company undertakes to file a Current Report on Form 8-K to direct investors to any further changes made in China Bottles’ financial statements included in the Registration Statement that arise prior to the special meeting date.

*                    *                     *                    *

5

DRAFT

John Reynolds

United States Securities and Exchange Commission

September 11, 2008

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely,

Heckmann Corp.

By:
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP

Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)

David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP

Richard S. Green, Esq. (rgreen@thelen.com)

Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)

6

DLA Piper LLP (US) 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016-4245 www.dlapiper.com

Fax Transmission Cover Sheet	September 12, 2008

To	Telephone	Fax Number

Ryan Milne	(202) 551-3688	(703) 813-6963

From:	Steven D. Pidgeon	(480) 606-5124

Re:	Heckmann Corporation

Pages:	-32- (including this form)

If there is a problem with this transmission, please call Linda De La Cruz at 480-606-5495. Fax Operator/Ext.

Message:

Ryan,

Enclosed are the changed F-pages, revised to address the valuation issues relating to the China Bottles investment, the Pilpol acquisition, and the issuance of convertible notes, as well as the charge for deemed compensation to Mr. Xu regarding the make good escrow. We look forward to discussing these with you. We remain available today.

We will separately send you changed pages to the body of the document where these changes impact disclosures.

Steven D. Pidgeon

Co-Managing Partner, Phoenix office

DLA Piper LLP (US)

CONFIDENTIALITY NOTICE

This communication is ONLY for the person named above. Unless otherwise indicated, it contains information that is confidential, privileged or exempt from disclosure under applicable law. If you are not the person named above, or responsible for delivering it to that person, be aware that disclosure, copying, distribution or use of this communication is strictly PROHIBITED. If you have received it in error, or are uncertain as to its proper handling, please immediately notify us by collect telephone and mail the original to us at the above address. Thank you.

CHINA WATER AND DRINKS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2007 (As restated, Note 16)	2006 (As restated, Note 3)
ASSETS
Current Assets
Cash and cash equivalents	$10,868	$1,836
Accounts receivable, net of allowance of $22 and $274 at December 31, 2007 and 2006 respectively	18,841	6,990
Due from related companies	8,697	—
Inventories, net	1,406	5,260
Prepaid expenses	6,083	4,242
Other receivables	7,523	58

Total current assets	53,418	18,386
Property, plant and equipment, net	8,102	4,029
Other assets	7	54
Deposits	2,748	—
Investment in unconsolidated equity investee	27,224	—
Due from directors	—	3,593
Intangible assets, net	2,074	—
Goodwill	12,577	—

TOTAL ASSETS	$106,150	$26,062

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$3,856	$3,094
Deferred revenues	3,550	2,640
Accrued expenses	922	1,327
Acquisition consideration payable	1,060	—
Current portion of line of credit	82	—
Current portion of long term debt	31	29
Value added taxes payable	5,762	4,820
Income taxes payable	320	—
Due to related companies	144	—
Due to directors	—	7,433

Total current liabilities	15,727	19,343
Long-term portion of line of credit	136	—
Long-term debt, less current portion	131	163

TOTAL LIABILITIES	15,994	19,506
Minority interests	517	—

Stockholders’ Equity
Preferred stock (5,000,000 and 5,000,000 shares authorized Series A Convertible Preferred Stock, $0.001 par value, no shares outstanding at December 31, 2007 and 2006, respectively)	—	—
Common stock (par value $0.001, 150,000,000 and 70,000,000 shares authorized; 94,521,393 and 59,872,000 shares issued and outstanding at December 31, 2007 and 2006, respectively)	95	60
Additional paid-in capital	118,092	(58)
Retained earnings (accumulated deficit)	(30,357)	6,261
Accumulated other comprehensive income	1,809	293

TOTAL STOCKHOLDERS’ EQUITY	89,639	6,556

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$106,150	$26,062

The accompanying notes are an integral part of these consolidated financial statements

CHINA WATER AND DRINKS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands, except per share data)

	For Years Ended December 31,
	2007 As restated, (Note 16)	2006 As restated, (Note 3)	2005
Revenue	$56,773	$35,700	$27,680
Cost of goods sold	(37,342)	(26,621)	(19,666)

Gross profit	19,431	9,079	8,014
Operating expenses:
Selling and marketing expenses	(64)	(178)	—
General and administrative expenses	(57,844)	(2,923)	(1,045)

Total operating expenses	(57,908)	(3,101)	(1,045)

Income (loss) from operations	(38,477)	5,978	6,969
Other income	541	285	—
Minority interest	(76)	—	—
Income from equity investment	1,797	—	—

Income (loss) before income taxes	(36,215)	6,263	6,969
Provision for income taxes	(307)	—	—

Net income (loss)	(36,522)	6,263	6,969
Foreign currency translation gain	1,516	48	245

Comprehensive income (loss)	$(35,006)	$6,311	$7,214

Net earnings (loss) per share:
Basic	$(0.47)	$0.10	$0.12

Diluted	$(0.47)	$0.10	$0.12

Weighted average number of shares outstanding:
Basic	77,772	59,872	59,872

Diluted	77,772	59,872	59,872

The accompanying notes are an integral part of these consolidated financial statements

CHINA WATER AND DRINKS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except per share data)

	Year Ended December 31,
	2007	2006 (As restated, Note 3)	2005
Cash flows from operating activities
Net income (loss) (as restated, Note 16)	$(36,522)	$6,263	$6,969
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	921	307	396
Increase in obsolescense reserves for inventories	311	—	—
Reduction in provision for doubtful accounts	(252)	—	—
Income from equity method investment	(1,797)	—	—
Income for minority interest stockholders in subsidiary	76	—	—
Share based compensation (as restated, Note 16)	55,970	—	—
Changes in operating assets and liabilities:
Accounts receivable	(7,960)	(3,135)	(1,694)
Due from related company	(8,697)	—	—
Inventories	4,579	(2,046)	(1,845)
Prepaid expenses and other receivables	(7,910)	137	(3,014)
Other assets	46	11	(63)
Due from director	4,068	(3,593)	—
Deferred revenues and accrued expenses	(180)	1,412	1,049
Other taxes payable	(1,099)	4,792	41
Accounts payable	(726)	1,849	(124)
Due to director	—	4,589	700

Net cash provided by operating activities	828	10,586	2,415

Cash flows from investing activities
Purchases of property and equipment	(1,140)	(150)	(1,665)
Deposit	(2,748)
Pilpol Acquisition, net of cash acquired of $1,416	(3,917)	—	—
Shenyang Aixin Acquisition, net of cash acquired of $68	(992)	—	—
Hutton acquisition	(9,000)	—	—
Other	—	(50)	(150)

Net cash (used in) investing activities	(17,797)	(200)	(1,815)

Cash flows from financing activities
Increase in line of credit	82	—	—
Payments on long-term debt agreements	(84)	(28)	(27)
Proceeds from issuance of Series A preferred stock, net of offering costs	26,354	—	—
Due to stockholders	(331)
Dividend paid	—	(9,893)	—

Net cash provided by/(used in) financing activities	26,021	(9,921)	(27)

Net increase in cash and cash equivalents	9,052	465	573
Cash and cash equivalents at beginning of period	1,836	1,371	798
Effect of change in foreign exchange rate on cash and cash equivalents	(20)	—	—

Cash and cash equivalents at end of period	$10,868	$1,836	$1,371

Supplemental disclosure of cash flow information:
Cash paid for interest	$51	$10	$—
Non-cash investing and financing activities:
Common stock to be issued to Pilpol former-owners for acquisition (as restated, Note 16)	$12,189	$—	$—
Payable to Shenyang owners for 66.67% acquisition	$1,060	$—	$—
Common stock issued to Hutton owners for acquisition (as restated, Note 16)	$16,426	$—	$—
Transfer of Due to Directors into additional paid in capital	$7,172	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

CHINA WATER AND DRINKS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital Amount	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income Amount	Total Stockholders’ Equity Amount
	No. of Shares	Amount	No. of Shares	Amount
As at January 1, 2005	—	$—	59,872	$60	$(58)	$2,922	$—	$2,924
Net income	—	—	—	—	—	6,969	—	6,969
Foreign currency translation adjustment	—	—	—	—	—	—	245	245
Dividends paid to stockholder	—	—	—	—	—	—	—	—
Issuance of common stock and recapitalization in reverse acquisition transaction	—	—	—	—	—	—	—	—

As at December 31, 2005	—	—	59,872	60	(58)	9,891	245	10,138

Net income (as restated)	—	—	—	—	—	6,263	—	6,263
Foreign currency translation adjustment	—	—	—	—	—	—	48	48
Dividends paid to stockholder	—	—	—	—	—	(9,893)	—	(9,893)

As at December 31, 2006 (as restated)	—	—	59,872	60	(58)	6,261	293	6,556

Net income	—	—	—	—	—	(36,522)	—	(36,522)
Foreign currency translation adjustment	—	—	—	—	—	—	1,516	1,516
Contribution to Additional Paid-In Capital by Directors	—	—	—	—	7,172	—	—	7,172
Sale of Series A convertible preferred stock, net offering costs	4,478	4	—	—	26,354	—	—	26,358
Issuance of common stock in connection with conversion of Series A convertible preferred stock	(4,478)	(4)	22,388	22	(18)	—	—	—
Issuance of common stock in connection with the 48% acquisition of China Bottles Inc. (as restated, Note 16)	—	—	2,133	2	16,424	—	—	16,426
Common stock to be issued in connection with the acquisition of Pilpol (as restated, Note 16)	—	—	—	—	12,189	—	—	12,189
Share based compensation (as restated, Note 16)	—	—	—	—	55,970	—	—	55,970
Acquisition of UGODS			10,128	11	59	(96)		(26)

As at December 31, 2007 (as restated, Note 16)	—	$—	94,521	$95	$118,092	$(30,357)	$1,809	$89,639

The accompanying notes are an integral part of these consolidated financial statements

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

Company records any required contribution as payroll tax expense. Very few of the Company’s employees qualify under the national retirement system. The Company provides no other retirement benefits to its employees. The Company recorded $31,000, $12,000 and $5,000 of retirement benefits expense for the years ended December 31, 2007, 2006 and 2005, respectively. No accruals were necessary at December 31, 2007 and 2006.

Acquisition Consideration Payable

Acquisition Consideration Payable consists of ▲a payable of $1,060,000 in cash in connection with the Company’s 2007 acquisition of Shenyang (Note 8).

Revenue Recognition

The Company sells its products through two primary sales channels; regional distributors in China and OEM customers. Revenues are recognized upon shipment of finished products to regional distributors and when finished products are delivered to OEM customers. At this time, the title and the risks and benefits of ownership have been transferred, persuasive evidence of an agreement exists, the price is fixed and determinable, and collection is reasonably assured. The Company has not recorded sales return allowances as distributors and customers are not allowed to return finished products.

Taxes Collected From Customers and Remitted to Governmental Authorities

Revenues are recorded net of taxes collected from customers and remitted to governmental authorities.

Shipping and Handling Costs

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” shipping and handling costs incurred in bringing finished products or raw materials to our warehouse are capitalized as part of inventory and relieved in cost of sales when a sale occurs. The Company does not bill customers for shipping and handling costs. Shipping and handling costs related to the movement of finished goods from the Company’s warehouse to the customer locations are reflected in selling, general and administrative expenses and amounted to approximately $123,800, $95,300 and $69,200 for the years ended December 31, 2007, 2006 and 2005, respectively.

Advertising Costs

Advertising costs are expensed as incurred and amounted to $30,000, $153,000 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

Earnings Per Share

The Company complies with the accounting and reporting requirements of SFAS No. 128, “Earnings Per Share.” Basic earnings per share (“EPS”) excludes dilution and is computed by dividing income (loss) applicable to common stockholders by the weighted average number of common shares outstanding for the period. Contingently issuable shares are considered outstanding common shares and are included in the computation of basic EPS as of the date that all necessary conditions have been satisfied. Therefore, basis EPS includes contingently issuable shares related to the Company’s stock subscription payable which provides an obligation to issue 1,523,578 shares (a fixed number). Diluted EPS is based upon the weighted average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares result from the assumed exercises of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding shares of common stock (the “treasury stock method”). Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. At December 31, 2007, the Company’s dilutive securities include warrants exercisable for common stock and as-if conversion of preferred stock. A reconciliation of the numerators and denominators of basic and diluted (loss) earnings per share is presented below.

	2007 (As restated, Note 16)	2006 (As restated, Note 3)	2005
	(In thousands, except per share data)
Basic and diluted net earnings (loss) per share:
Net income (loss)	$(36,522)	$6,263	$6,969

Weighted average common shares outstanding	77,196	59,872	59,872
Effect of stock subscription payable	576	—	—

Total weighted average common shares outstanding	77,772	59,872	59,872

Basic and diluted net income (loss) per share	$(0.47)	$0.10	$0.12

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that fair values be disclosed for the Company’s financial instruments. The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, customer deposits and other payables approximate fair value due to the short-term nature of these instruments. The Company’s long-term debt, secured by various properties, bears interest at rates commensurate with market rates and therefore management believes carrying values approximate fair values. It is currently not practicable to estimate the fair value of other debt obligations because these note agreements contain unique terms, conditions, covenants and restrictions which were negotiated at arm’s length with the Company’s lenders, and there is no readily determinable similar instrument on which to base an estimate of fair value. Accordingly, no computation or adjustment to fair value has been determined. The fair value of amounts due from and to related parties is not practicable to estimate due to the related party nature of the underlying transactions.

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

NOTE 6—Property, Plant and Equipment, net

Property, plant and equipment consist primarily of manufacturing facilities and equipment owned and operated in China as follows (in thousands):

	December 31, 2007	December 31, 2006
At cost:
Buildings	$1,886	$961
Machinery and equipment	8,078	4,627
Motor vehicles	212	129
Office equipment	475	67

	10,651	5,784

Less: accumulated depreciation
Buildings	$333	$30
Machinery and equipment	2,069	1,656
Motor vehicles	74	50
Office equipment	179	19

	2,655	1,755

Construction in process	106	—

Plant and equipment, net of accumulated depreciation	$8,102	$4,029

NOTE 7—Investment in Equity Investee (as restated, Note 16)

On August 31, 2007, the Company purchased an aggregate of 11,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of convertible preferred stock of China Bottles. The total consideration paid for the China Bottles investment was ▲$25,426,664, consisting of $9,000,000 in cash and 2,133,333 shares of the Company’s common stock valued at ▲$7.70 per share, the ▲ quoted market price of the Company’s common stock on August 31, 2007.

The Company considered the requirements of EITF No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” in the determination of the impact of the 5,000,000 shares of convertible preferred stock on its ownership of China Bottles. EITF No. 02-14 defines “in-substance” common stock as an investment where one has the risk and reward characteristics that are substantially similar to the investee’s common stock. The Company concluded that the convertible preferred stock is “in-substance” common stock, and accordingly the Company has recorded a 48% ownership in the equity of China Bottles using the equity method of accounting. Each share of convertible preferred stock is automatically converted into five shares of China Bottles common stock on the second business day following the effectiveness of an amendment to China Bottles’ Articles of Incorporation increasing the number of authorized shares of capital stock of China Bottles from 60,000,000 to 200,000,000. This occurred on April 3, 2008.

Through three wholly-owned Chinese subsidiaries, China Bottles engages in the manufacture of beverage bottle production equipment as well as the provision of molds and bottle production services for various customers in China.

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

Based on its available recent quoted market price from April 15, 2008 of $6.00, the aggregate value of the company’s investment in China Bottles is approximately $216,000,000. Aggregate value is not indicative of fair value. The following table summarizes the assets and liabilities of China Bottles as at December 31, 2007 and 2006 respectively; and its results of operations from August 31, 2007 through December 31, 2007 and for the year ended December 31, 2006 (in thousands):

	2007	2006
Current assets	$11,721	$—
Non-current assets	$3,866	$—
Current liabilities	$(9,087)	$(2)
Non-current liabilities	$—	$—
Revenues	$22,502	$—
Gross margin	$6,568	$—
Net income	$3,744	$(2)

NOTE 8—Acquisitions

Pilpol acquisition (as restated, Note 16)

On June 15, 2007 (as amended on August 15, 2007), the Company, through its wholly-owned subsidiary Fine Lake, acquired 100% of the outstanding equity of Pilpol. Pilpol owns and operates Nanning, a PRC bottled water production company located in Nanning, southern PRC. The purchase price for Pilpol was $5,332,522 in cash, as well as 1,523,578 shares of the Company’s common stock valued at ▲$12,188,624. ▲Initially, the shares ▲were to be issued upon the registration of the Company’s common stock underlying the Company’s Series A Convertible Preferred Stock (Note 14). On August 15, 2007, the parties agreed to fix the number of shares of common stock to be issued at a future date to 1,523,578 shares of common stock. As of December 31, 2007, the registration has not yet occurred and no shares have been issued to Pilpol’s former stockholders.

The Company applied SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), when determining the classification of these stock subscriptions. While these subscriptions provide an obligation to issue 1,523,578 shares, they are classified as liabilities since a fixed monetary amount is known at inception. At the date the number of shares became fixed, the liability was reclassified to equity. As of December 31, 2007, the share ▲ consideration has not yet been issued. Accordingly, the Company has recorded the fixed monetary amount of ▲$12.2 million within ▲stockholders equity at December 31, 2007 as common stock to be issued.

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

The following table represents the preliminary allocation of the acquisition cost to the net assets acquired based on their respective estimated fair values at the date of acquisition (in thousands). Intangible assets consist of customer-based intangible assets. Goodwill is not deductible for tax purposes. The purchase price allocation is subject to refinement.

Cash and cash equivalents	$1,416
Accounts receivable	2,299
Inventories	646
Prepayments, deposits and other receivables	992
Amount due from directors	475
Plant and equipment	959
Amortizable intangible assets	2,116
Goodwill	11,441

TOTAL ASSETS PURCHASED	20,344

Accounts payables	594
Amount due to stockholders	331
Other payables and accrued expenses	33
Taxes payable	1,865

TOTAL LIABILITIES ASSUMED	2,823

TOTAL CONSIDERATION	$17,521

Shenyang acquisition

On August 24, 2007 the Company, through its wholly- owned subsidiary, Pilpol, acquired 66.7% of the equity of Shenyang for a total cash consideration of $2,120,000. Shenyang, is a PRC bottled water production company located in Shenyang, (northern) PRC.

The following table represents the preliminary allocation of the acquisition cost to the net assets acquired based on their respective estimated fair values at the date of acquisition (in thousands). Intangible assets consist of customer-based intangible assets. Goodwill is not deductible for tax purposes. The purchase price allocation is subject to refinement.

Cash and cash equivalents	$68
Accounts receivable	1,591
Inventories	79
Prepayments, deposits and other receivables	404
Construction in progress	336
Property, plant and equipment	871
Amortizable intangible assets	113
Goodwill	1,136

TOTAL ASSETS PURCHASED	4,598

Trade payables	895
Other payables	385
Deposits received	2
Tax payable	495
Short term loan	265

TOTAL LIABILITIES ASSUMED	2,042

Less: Minority interests	436

TOTAL CONSIDERATION	$2,120

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

NOTE 9—Goodwill and Intangible Assets

The carrying values of goodwill and intangible assets are as follows (in thousands):

	Goodwill	Intangible Assets, net
	(as restated, Note 16)
Acquisition of Pilpol and Shenyang	$12,577	$2,229
Amortization expense	—	(155)

Balance at December 31, 2007	$12,577	$2,074

Intangible assets consist of customer-based intangible assets with an estimated useful life of 7 years and estimated amortization expense of approximately $318,000 per year for each of the next 5 years.

NOTE 10—Lines of Credit and Long Term Debt

At December 31, 2007 and 2006, lines of credit and long-term debt consist of the following:

Lines of Credit

In connection with the Shenyang acquisition, the Company assumed the outstanding balances on two lines of credit with Shenyang Rural Credit Union. Proceeds from the lines of credit are used to purchase raw materials and for working capital.

(In thousands)

		Maturity date	Rate	Authorized Maximum	Balance December 31, 2007
Line of credit	Line 1	November 20, 2008	9.69%	$82	$82
Line of credit	Line 2	November 20, 2009	9.69%	191	136

The lines of credit are collateralized by factory premises in Shenyang City, Liaoning Province, the PRC.

Note Payable

In October 2003, the Company entered into a note payable with Bank of China (Hong Kong) to acquire a residential apartment that is held by the Company for long term investment purposes. The note is payable in monthly installments of principle and interest, with interest adjusting in accordance with the bank market rate 4.15% at December 31, 2007 and 5.5% at December 31, 2006 is due on October 2012 and is collateralized by the apartment.

At December 31, 2007, future payments of the note payable are summarized below (in thousands):

Years ending December 31,
2008	$31
2009	32
2010	34
2011	35
2012	30

Total	$162

Current portion of note payable	$31
Total long-term portion of note payable	$131

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

A reconciliation of expected income tax at the US federal statutory rate (34%) to the income tax expense recorded in the financial statements is as follows:

	2007 (as restated, Note 16)	2006	2005
Expected tax (benefit) expense	$(12,313)	$3,514	$—
Preferential tax treatment (tax holiday)	(6,074)	(3,513)	—
Non-taxable items	18,567	—	—
Underprovision in previous years	127	—	—
Utilization of tax losses	—	(1)	(1)
Others	—	—	(2,295)

Income tax expense	$307	$—	$—

The aggregate effect of the tax holiday is $6,074,000 and $3,513,000 for the years ended December 31, 2007 and 2006, respectively. The tax holiday ended in 2007 and the Company will enjoy a tax reduction of 50% for the following three years. The per share effect of the tax holiday is as follows:

	2007 (as restated, Note 16)	2006	2005
Value of tax holiday	$6,074	$3,513	$—
Number of basic shares	77,772	59,872	—
Number of diluted shares	77,772	59,872	—
Value of tax holiday per basic share	$0.08	$0.06	$—

Value of tax holiday per diluted share	$0.08	$0.06	$—

Beginning January 1, 2008, a new Chinese Enterprise Income Tax (“EIT”) law will replace the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the 33% rate currently applicable to both DES and FIEs.

FIN 48 Considerations

We adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” on January 1, 2007. Upon adoption, the Company visited its tax positions on corporate income taxes given the different jurisdictions of the Company and its subsidiaries and concluded that there was no unrecognized tax benefit, and that there was no effect on the Company’s financial condition or results of operations as a result of implementing FIN 48.

We file income tax returns in the U.S. federal jurisdiction. We were not subject to U.S. federal tax examinations until the acquisition occurred. We do not believe there will be any material changes in our unrecognized tax positions over the next 12 months.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, we did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any interest expenses recognized during the quarter. Our effective tax rate differs from the federal statutory rate primarily due to foreign tax rate differences and preferential tax treatment.

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

In connection with the Share Sale, the Company agreed to provide the Investors rights to register for resale the shares of common stock underlying the Preferred Stock pursuant to the terms of a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement also requires the Company to register for resale any shares of common stock that may be released to the Investors pursuant to the terms of a Make Good Escrow Agreement (as defined below) and any shares of common stock that may be transferred to the Investors pursuant to the terms of a Stock Pledge Agreement (as defined below). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file with the Securities and Exchange Commission a registration statement with respect to the resale of the shares of common stock underlying the Preferred Stock issued to the Investors in the Share Sale by no later than 90 days after the consummation of the Share Sale. In the event that the Company does not file timely such registration statement and/or in the event that such registration statement is not declared effective on or prior to 180 days after the consummation of the Share Sale, the Company will be required to pay liquidated damages to each Investor in an amount equal to 1% of the aggregate investment amount originally paid by such Investor for each month during which the Company has not complied with its registration obligations up to a maximum of 10% of such Investor’s investment amount.

The Company accounts for registration rights agreements in accordance with the FASB’s Statement of Position (“FSP”) EITF 00-19-2 “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”). FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument, should be separately recognized and accounted for as a contingency in accordance with SFAS No. 5 “Accounting for Contingencies.” In January 2008, the Company obtained from the Investors a waiver of the liquidated damages and an extension of the completion of the registration statement until 15 days after the filing of the Company’s 2007 Form 10-K. As a result of the waiver management believes that a liability is not probable and therefore, has not accrued any estimated penalties.

In connection with the Share Sale, the Investors, the Company, Mr. Xu Hong Bin, a major stockholder of the Company, the Pinnacle Fund, as agent, and Loeb & Loeb LLP, as escrow agent, have entered into a Make Good Escrow Agreement (the “Make Good Escrow Agreement”) , whereby Mr. Xu Hong Bin has agreed to transfer 11,194,030 and 11,194,030 shares of the Company’s common stock owned by him to the Investors on a pro rata basis in the event that the Company does not meet certain performance targets for the years ended December 31, 2007 and 2008, respectively. The performance target for the Company’s fiscal year ended December 31, 2007 is the achievement of after-tax net income of at least $19,000,000. The performance target for the Company’s fiscal year ended December 31, 2008 is the achievement of after-tax net income of at least $30,000,000 and earnings per share of at least $0.30. The Company has achieved the target for the year ended December 31, 2007.

The agreement to release the shares from escrow upon the achievement of the 2007 after-tax net income target was presumed to be a separate compensatory arrangement between the Company and Mr. Xu Hong Bin. Accordingly, the fair value of the shares at the time they were released from escrow ($56 million) was charged to income as stock-based compensation pursuant to SFAS No. 123(R) during the year ended December 31, 2007. [NEED FURTHER CLARIFICATION HERE AS TO THE APPLICABLE LITERATURE TO REFERENCE].

In connection with the Share Sale, certain of the Company’s stockholders have entered into Lock-Up Agreements by which each of them agreed not to transfer any of the Company’s common stock owned by them until the first year anniversary of the effective date of the initial registration statement filed by the Company with respect to the resale of the shares of common stock underlying the shares of Preferred Stock purchased by the Investors in the Share Sale.

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

million ($30 million, net of financing costs) and $20.0 million is held in escrow until the Company files its 2007 Form 10-K. The Company will use the proceeds from the sale of the Notes solely for the purpose of acquiring related businesses and the Notes are secured by all of the capital stock owned by the Company in each of its subsidiaries (other than its subsidiaries located in the People’s Republic of China) and China Bottles.

The Notes are due three years from their issue date (the “Maturity Date”), and are convertible into shares of the Company’s common stock at a conversion price equal to the greater of (a) $3.00, which prices are subject to adjustment pursuant to customary anti-dilution provisions and Volume-Weighted Average Price (“VWAP”) adjustments, as described in the Notes, or (b) $4.25. The Company is to pay interest on the unconverted and then outstanding principal amount of the Notes at the rate of 5% per annum, payable quarterly in arrears, beginning on March 31, 2008, and on each date that principal is being converted into shares (as to the principal amount being converted) and on the Maturity Date.

Conversion of Equity Investee Preferred Stock to Common Stock

On March 7, 2008, China Bottles’ Board of Directors filed a Form DEF14C that effectively authorized the increase in China Bottle’s authorized preferred and common stock from 10,000,000 and 50,000,000 to 25,000,000 and 175,000,000 shares, respectively. Par value for each class of stock remains at $0.001 per share. According to the terms of China Bottles’ preferred stock, the Company’s investment in China Bottles’ preferred stock was automatically converted into 25,000,000 shares of China Bottles’ common stock. The conversion did not have any impact on the Company’s accounting treatment for its investment in China Bottles.

Note 16—2007 Restatement

Subsequent to the issuance of the Company’s consolidated financial statements as of and for the year ended December 31, 2007, the Company determined that there were errors made in accounting for certain transactions in its 2007 consolidated financial statements. These errors are as follows:

(A)	The fair value of the shares of common stock issued to China Bottles as part of the acquisition consideration was estimated to be $3.50 per share. In addition, the fair value of the shares of common stock to be issued to Pilpol as part of the acquisition consideration was also estimated to be $3.50 per share. The quoted market price of the Company’s common stock on the dates of these acquisitions was $7.70 and $8.00 per share, respectively. The initial decrease in the estimated fair value of these shares was primarily due to consideration of the effects on the quoted market price related to price fluctuations, quantities traded, issue costs and the like. However, after further consideration, the Company determined that the quoted market price represented the best evidence of the fair value of its common stock issued in connection with these acquisitions and as a result, the Company has restated its December 31, 2007 consolidated financial statements to use quoted market price in accounting for these acquisitions.

(B)	On August 15, 2007, the Company and the former owners of Pilpol agreed to amend the purchase price to fix the number of shares to be issued in the Pilpol acquisition at 1,523,578 shares. As a result, on August 15, 2007, the Company should have reclassified the monetary value of these shares, which was $12,188,624, to stockholders’ equity, pursuant to SFAS No. 150. The Company has restated its December 31, 2007 consolidated financial statements to reclassify this amount from acquisition consideration payable to stockholders’ equity.

(D)	As discussed in Note 14, pursuant to an escrow agreement entered into in connection with a $30 million preferred stock offering in May 2007, Mr. Xu Hong Bin, a major shareholder of the Company,

CHINA WATER AND DRINKS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2007, 2006 AND 2005

agreed to transfer 11,194,030 and 11,194,030 shares of the Company’s common stock owned by him to the preferred stock investors on a pro rata basis in the event that the Company does not meet certain performance targets for the years ended December 31, 2007 and 2008, respectively. The agreement to release the shares from escrow upon the achievement of certain criteria is presumed to be a separate compensatory arrangement between the Company and Mr. Xu Hong Bin. Accordingly, the fair value of the shares at the time they were released from escrow ($56 million) should have been charged to income as stock-based compensation pursuant to SFAS No. 123(R) during the year ended December 31, 2007. As a result, the Company has restated its December 31, 2007 consolidated financial statements to account for this escrow agreement as a separate compensatory arrangement between the Company and Mr. Xu Hong Bin.

The adjustments required to correct the errors discussed above resulted in the restatement of the Company’s December 31, 2007 consolidated financial statements from amounts previously reported as follows:

Balance sheet:

	December 31, 2007
	As previously reported	As restated
Investment in unconsolidated equity investee	$18,264	$27,224
Goodwill	5,721	12,577
Total assets	90,334	106,150
Acquisition consideration payable, current portion	6,393	1,060
Total current liabilities	21,060	15,727
Total liabilities	21,327	15,994
Additional paid-in capital	40,973	118,092
Retained earnings (accumulated deficit)	25,613	(30,357)
Total stockholders' equity	68,490	89,639
Total liabilities and stockholders' equity	90,334	106,150

Statement of operations:
	December 31, 2007
	As previously reported	As restated
General and administrative expenses	$1,874	$57,844
Total operating expenses	1,938	57,908
Income (loss) from operations	17,493	(38,477)
Income (loss) before income taxes	19,755	(36,215)
Net income (loss)	19,448	(36,522)
Comprehensive income (loss)	20,964	(35,006)

Earnings (loss) per share:
Basic	0.25	(0.47)
Diluted	0.24	(0.47)
Basic average number of diluted shares outstanding	77,196	77,772
Weighted average number of diluted shares outstanding	80,896	77,772

Condensed Consolidated Financial Statements

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	As of June 30, 2008	As of December 31, 2007
	(unaudited)
	(As Restated, Note 14)	(As Restated, Note 14)
ASSETS
Current Assets
Cash and cash equivalents	$23,873	$10,868
Accounts receivable, net of allowance of $7 and $22 at June 30, 2008 and December 31, 2007 respectively	36,678	18,841
Due from related companies	3,996	8,697
Inventories, net	2,701	1,406
Prepayments	11,834	6,083
Other receivables	1,599	7,523

Total current assets	80,681	53,418
Property, plant and equipment, net	10,639	8,102
Other assets	8	7
Deposits	25,099	2,748
Deferred financing costs	5,050	—
Investment in unconsolidated equity investee	30,922	27,224
Intangible assets, net	14,889	2,074
Goodwill	15,982	12,577

TOTAL ASSETS	$183,270	$106,150

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$4,384	$3,856
Deferred revenues	3,246	3,550
Accrued expenses	5,803	922
Acquisition consideration payable, current portion	1,060	1,060
Current portion of line of credit	—	82
Current portion of long term debt	32	31
Value added taxes payable	6,421	5,762
Income taxes payable	2,277	320
Due to a related company	334	144

Total current liabilities	23,557	15,727
Convertible notes payable, net of discount of $37,651	12,349	—
Long-term portion of acquisition consideration payable	1,910	—
Long-term portion of line of credit	—	136
Long-term debt, less current portion	114	131

TOTAL LIABILITIES	37,930	15,994

Minority interests	3,213	517

Stockholders’ Equity
Preferred stock (5,000,000 shares authorized, $0.001 par value, no shares issued)	—	—
Common stock (150,000,000 shares authorized, $0.001 par value, 94,521,393 shares issued and outstanding)	95	95
Additional paid-in capital	190,077	118,092
Accumulated deficit	(52,365)	(30,357)
Accumulated other comprehensive income	4,320	1,809

TOTAL STOCKHOLDERS’ EQUITY	142,127	89,639

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$183,270	$106,150

See accompanying Notes to Consolidated Financial Statements.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (UNAUDITED)

(In thousands, except per share data)

	For Three Months Ended June 30,		For Six Months Ended June 30,
	2008	2007	2008	2007
	(As Restated, Note 14)		(As Restated, Note 14)
Revenue	$32,486	$12,499	$47,943	$18,715
Cost of goods sold	(19,762)	(8,189)	(29,748)	(12,452)

Gross profit	12,724	4,310	18,195	6,263

Operating expenses:
Selling and marketing expenses	(363)	—	(404)	—
General and administrative expenses	(16,405)	(372)	(31,977)	(647)

Total operating expenses	(16,768)	(372)	(32,381)	(647)

Income (loss) from operations	(4,044)	3,938	(14,186)	5,616
Other income	109	8	232	8
Interest expense	(5,039)	(10)	(8,716)	(10)
Minority interest	(590)	—	(726)	—
Income from equity investment	2,333	—	3,698	—

Income (loss) before income taxes	(7,231)	3,936	(19,968)	5,614
Provision for income taxes	(1,640)	—	(2,310)	—

Net income (loss)	(8,871)	3,936	(22,008)	5,614
Foreign currency translation gain	821	507	2,511	467

Comprehensive income (loss)	$(8,050)	$4,443	$(19,497)	$6,081

Earnings (loss) per share:
Basic (Note 2)	$(0.09)	$0.13	$(0.23)	$0.28

Diluted (Note 2)	$(0.09)	$0.13	$(0.23)	$0.28

Weighted average number of shares outstanding:
Basic (Note 2)	96,045	29,866	96,045	20,052

Diluted (Note 2)	96,045	29,866	96,045	20,052

See accompanying Notes to Consolidated Financial Statements.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands, except per share data)

	For the Six Months Ended June 30,
	2008	2007
Cash flows from operating activities
Net (loss) income (as restated, Note 14)	$(22,008)	$5,614
Adjustments to reconcile net (loss) income to net cash provided by operations:
Depreciation and amortization	937	161
Reduction in provision for doubtful accounts	(15)	—
Income from equity method investment	(3,698)	—
Minority interest	726	—
Non-cash interest expense (as restated, Note 14)	7,200	—
Stock based compensation (as restated, Note 14)	27,985	—
Changes in operating assets and liabilities, net of business acquisitions:		—
Accounts receivable	(9,610)	(7,360)
Due from related companies	3,782	—
Inventories	(824)	(1,097)
Prepaid expenses and other receivables	1,420	(1,063)
Other assets	—	507
Due from director	—	2,154
Deposits	1,889	—
Deferred revenues and accrued expenses	477	(2,069)
VAT and income taxes payable	2,052	2,247
Accounts payable	182	—
Due to a related company	(1,306)	895
Due to director	—	(7,433)
Due to shareholder	—	381
Net assets acquired in acquisition	—	4,471

Net cash provided by (used in) operating activities	9,189	(2,592)

Cash flows used in investing activities
Purchases of property and equipment	(2,392)	(1,006)
Deposits under term sheets for potential acquisitions	(20,173)	(300)
Cash paid for acquisition of Grand Canyon, net of cash acquired of $736	(16,454)	—

Net cash used in investing activities	(39,019)	(1,306)

Cash flows from financing activities
Payments on long-term debt	(250)	(13)
Issuance of convertible notes, net	44,099	—
Proceeds from issuance of preferred stock, net of offering costs	—	30,198

Net cash provided by financing activities	43,849	30,185

Net increase in cash and cash equivalents	14,019	26,287
Cash and cash equivalents at beginning of period	10,868	1,893
Effect of change in foreign exchange rate on cash and cash equivalents	(1,014)	—

Cash and cash equivalents at end of period	$23,873	$28,180

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,478	$—

Cash paid for income taxes	$728	$—

Non-cash investing and financing activities:
Deposits paid under term sheets for potential acquisitions by related parties in exchange for reduction in amounts owed to the Company	$3,000	$—

Payable to Grand Canyon former owners for acquisition	$1,910	—

See accompanying Notes to Consolidated Financial Statements.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital US$	Accumulated Deficit US$	Accumulated Other Comprehensive Income US$	Total Stockholders’ Equity US$
	No. of Shares	US$	No. of Shares	US$
As of January 1, 2008 (as restated, Note 14)	—	—	94,521	$95	$118,092	$(30,357)	$1,809	$89,639
Net loss	—	—	—	—		(22,008)	—	(22,008)
Beneficial conversion feature on convertible notes (as restated, Note 14; Note 9)	—	—	—	—	44,000	—	—	44,000
Stock based compensation (as restated, Note 14; Note 11)	—	—	—	—	27,985	—	—	27,985
Foreign currency translation adjustment	—	—	—	—	—	—	2,511	2,511

As of June 30, 2008 (as restated, Note 14)	—	—	94,521	$95	$190,077	$(52,365)	$4,320	$142,127

See accompanying Notes to Consolidated Financial Statements.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

NOTE 1—Organization and Description of Business, Basis of Presentation, Restatement and Reverse Merger

Organization and Description of Business

China Water and Drinks Inc. and subsidiaries (formerly “UGODS, Inc.”) (the “Company”), a Nevada corporation, is engaged in the manufacture of bottled water products and operates bottled water production plants in five provinces in the People’s Republic of China (“PRC” or “China”)—Guangdong, Jilin, Shandong, Guangxi and Liaoning. The Company produces and markets bottled water products primarily under the brand name “Darcunk” to distributors throughout China, and supplies bottled water products to beverage and servicing companies in the industry. The Company operates in one reportable segment in China.

Basis of Presentation

The accompanying financial statements as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 have been prepared by the Company without audit. Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s audited annual financial statements for the year ended December 31, 2007, which are included in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2007, filed with the SEC on ▲                , 2008. Amounts as of December 31, 2007 are derived from these audited consolidated financial statements.

In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the Company’s financial position as of June 30, 2008, its results of operations and its cash flows for the six months ended June 30, 2008 and 2007 have been made. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the operating results for the full year.

Reverse Merger

Effective May 30, 2007, Gain Dynasty Investments Limited (“Gain Dynasty”), a China corporation, completed a reverse merger transaction (the “Reverse Merger Transaction”) with UGODS, Inc., a public shell into which Gain Dynasty merged and pursuant to which the Company acquired all the outstanding common stock of Gain Dynasty from Mr. Xu Hong Bin for 59,872,000 shares of the Company’s common stock. For accounting purposes, Gain Dynasty is considered the accounting acquirer. Accordingly, the reverse merger was accounted for as a recapitalization of Gain Dynasty and the assets and liabilities of the Company have been recorded using Gain Dynasty’s historical values, and the shareholders of Gain Dynasty received approximately 86% of the post-acquisition common stock of the Company. In addition, the historical shareholders equity of Gain Dynasty prior to the Reverse Merger Transaction has been retroactively restated (recapitalization) for the equivalent number of shares received in the Reverse Merger Transaction. The restated consolidated retained earnings of Gain Dynasty have been carried forward after the Reverse Merger Transaction. UGODS, Inc. changed its name to China Water and Drinks Inc. after the completion of the Reverse Merger Transaction.

NOTE 2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with over US GAAP and include the results of China Water and Drinks Inc., its wholly-owned subsidiaries, Gain Dynasty Investments

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

Ltd. and its wholly-owned subsidiaries, Olympic Forward Trading Co. Ltd., Guangdong Taoda Drink Co. Ltd., Zhanjiang Taoda Drink Co. Ltd., Changchun Taoda Beverage Co. Ltd., Shandong Olympic Forward Drink Co. Ltd., Fine Lake International Ltd. (“Fine Lake”) and its wholly-owned subsidiary, Pilpol (HK) Biological Ltd. (“Pilpol”) and its wholly-owned subsidiary, Nanning Taoda Drink Co. Ltd. (“Nanning”) and its 66.67% owned subsidiary, Shen Yang Aixin Industry Co. Ltd. (“Shenyang”), Favor Start Investments Ltd. (“Favor Start”) and its wholly owned subsidiary Prosper Focus Enterprise Ltd. (“Prosper Focus”) and its 67% owned subsidiary Guangzhou Grand Canyon Pure Distilled Water Co. Ltd. (“Grand Canyon”). All significant inter-company transactions have been eliminated in consolidation.

Equity method investments

Investee entities over which the Company can exercise significant influence, but not control, are accounted for under the equity method of accounting. Under the equity method of accounting, the Company’s share of the earnings or losses of these companies is included in the equity income (loss) section of the consolidated statements of operations.

A loss in value of an investment that is other than a temporary decline is recognized as a charge to operations. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

The Company holds a 48% equity investment in China Bottles Inc. (“China Bottles”).

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Economic and Political Risk

The Company’s business operations are conducted in the PRC and are subject to special considerations and risks not typically associated with companies in North America and Western Europe. China’s political, economic and legal environments may influence the Company’s business, financial condition and results of operations, including adverse effects by changes in governmental policies in laws and regulations, anti-inflationary measures, and rates and methods of taxation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Please refer to our Annual Report on Form 10-K/A for fiscal year 2007 filed with SEC on ▲                , 2008 for the estimates.

Foreign Currency Translation

The functional currency of the Company’s wholly-owned PRC subsidiaries is the Chinese Renminbi Yuan, (“RMB”). RMB is not freely convertible into foreign currencies. The functional currency of the Company’s BVI

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

Retirement Benefits

PRC regulations mandate companies to contribute funds into the national retirement system managed by the government, which benefits qualified employees based on where they were born within the country. The Company records any required contribution as payroll tax expense. Very few of the Company’s employees qualify under the PRC national retirement system. The Company provides no other retirement benefits to its employees.

Acquisition Consideration Payable

Acquisition consideration payable consists of ▲a payable of $1.1 million due in cash in connection with the Company’s 2007 acquisition of Shenyang, and $1.9 million due in cash in connection with the Company’s acquisition of Grand Canyon (Note 7).

Revenue Recognition

The Company sells its products through two primary sales channels; regional distributors in China and OEM customers. Revenues are recognized upon shipment of finished products to regional distributors and when finished products are delivered to OEM customers. At this time, the title and the risks and benefits of ownership have been transferred, persuasive evidence of an agreement exists, the price is fixed and determinable, and collection is reasonably assured. The Company has not recorded sales return allowances as distributors and customers are not allowed to return finished products.

Seasonality

Our sales are subject to seasonality factors. We typically experience higher sales of bottled water in summer time in coastal cities while the sales remain constant throughout the entire year in some inland cities. In general, we believe our sales will be higher in the second and third quarters of the year when the weather is hot and dry, and lower in the first and fourth quarters of the year when the weather is cold and wet. Sales peak during the months from June to September. Sales can also fluctuate during the course of a financial year for a number of other reasons, including weather conditions and the timing of advertising and promotional campaigns. As a result of these reasons, our operating results may fluctuate. In addition, the seasonality of our results may be affected by other unforeseen circumstances, such as production interruptions.

Taxes Collected From Customers and Remitted to Governmental Authorities

Revenues are recorded net of taxes collected from customers and remitted to governmental authorities.

Shipping and Handling Costs

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” shipping and handling costs incurred in bringing finished products or raw materials to our warehouse are capitalized as part of inventory and relieved in cost of sales when a sale occurs. The Company does not bill customers for shipping and handling costs. Shipping and handling costs related to the movement of finished goods from the Company’s warehouse to the customer locations are reflected in selling, general and administrative expenses. The total shipping and handling costs reflected in selling, general and administrative expenses for the six month periods ended June 30, 2008 and 2007 were $59,379 and $16,714, respectively.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

Earnings Per Share

A reconciliation of the numerators and denominators of basic and diluted earnings per share is presented below (all amounts are in thousands).

	Three Months Ended		Six Months Ended
	June 30, 2008 (As restated, Note 14)	June 30, 2007	June 30, 2008 (As restated, Note 14)	June 30, 2007
Basic and diluted net earnings (loss) per share:
Net income (loss)	$(8,871)	$3,936	$(22,008)	$5,614

Weighted average common shares outstanding	94,521	29,866	94,521	20,052
Effect of stock subscription payable	1,524	—	1,524	—

	96,045	29,866	96,045	20,052

Basic and diluted net income (loss) per share	$(0.09)	$0.13	$(0.23)	$0.28

Warrants to purchase 1,792 and 1,931 shares of common stock, respectively, were not included in the dilution calculation for the three and six months ended June 30, 2008 using the treasury stock method as the effect would be anti-dilutive. ▲In addition, 11,765 shares of common stock underlying convertible debt were not included in the dilution calculation for both the three and six months ended June 30, 2008 as the effect would be anti-dilutive. There were no dilutive securities outstanding for the three and six months ended June 30, 2007.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that fair values be disclosed for the Company’s financial instruments. The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, customer deposits and other payables approximate fair value due to the short-term nature of these instruments. The Company’s long-term debt, secured by various properties, bears interest at rates commensurate with market rates and therefore management believes carrying values approximate fair values. It is currently not practicable to estimate the fair value of other debt obligations because these note agreements contain unique terms, conditions, covenants and restrictions which were negotiated at arm’s length with the Company’s lenders, and there is no readily determinable similar instrument on which to base an estimate of fair value. Accordingly, no computation or adjustment to fair value has been determined. The fair value of amounts due from and to related parties is not practicable to estimate due to the related party nature of the underlying transactions.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

NOTE 5—Property, Plant and Equipment, net

Property, plant and equipment consist primarily of manufacturing facilities and equipment owned and operated in China as follows:

	June 30, 2008	December 31, 2007
	(Unaudited)
At cost:
Buildings	$1,536	$1,303
Machinery and equipment	10,093	8,078
Motor vehicles	357	212
Office equipment	516	475

	12,502	10,068

Less: accumulated depreciation
Buildings	338	333
Machinery and equipment	2,824	2,069
Motor vehicles	91	74
Office equipment	208	179

	3,461	2,655

Construction in process	1,067	106

Investment property	531	583

Property, plant and equipment, net	$10,639	$8,102

NOTE 6—Investment in Equity Investee (As Restated, Note 14)

On August 31, 2007, the Company purchased an aggregate of 11,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of convertible preferred stock of China Bottles. The total consideration paid for the China Bottles investment was ▲ $25,427 consisting of $9,000 in cash and 2,133,333 shares of the Company’s common stock valued at ▲ $7.70 per share, the ▲quoted market price of the Company’s common stock on August 31, 2007.

The Company considered the requirements of EITF No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” in the determination of the impact of the 5,000,000 shares of convertible preferred stock on its ownership of China Bottles. EITF No. 02-14 defines “in-substance” common stock as an investment where one has the risk and reward characteristics that are substantially similar to the investee’s common stock. The Company concluded that the convertible preferred stock was “in-substance” common stock, and accordingly the Company has recorded a 48% ownership in the equity of China Bottles using the equity method of accounting. Each share of convertible preferred stock is automatically converted into five shares of China Bottles common stock on the second business day following the effectiveness of an amendment to China Bottles’ Articles of Incorporation increasing the number of authorized shares of common stock of China Bottles from 50,000,000 to 175,000,000. This occurred on April 3, 2008. As a result, the Company now owns 36,000,000 shares of China Bottles common stock, which represents 48% of the total common shares issued and outstanding.

Through three wholly owned Chinese subsidiaries, China Bottles engages in the manufacture of beverage bottle production equipment as well as the provision of molds and bottle production services for various customers in China.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

The following unaudited pro forma financial information for the three and six months ended June 30, 2008 and 2007, give effect to the above acquisition as if it had occurred at the beginning of each respective period.

	Three months ended June 30, 2008	Three months ended June 30, 2007
	(Unaudited)	(Unaudited)
	(As Restated, Note 14)
Revenue	$38,647	$17,603
Net income (loss)	$(8,286)	$4,050
Basic net income (loss) per common share	$(0.09)	$0.14
Diluted net income (loss) per common share	$(0.09)	$0.13
Basic shares used in per share calculation	96,045	29,866
Diluted shares used in per share calculation	96,045	34,360

	Six months ended June 30, 2008	Six months ended June 30, 2007
	(Unaudited)	(Unaudited)
	(As Restated, Note 14)
Revenue	$59,271	$27,434
Net income (loss)	$(20,820)	$5,594
Basic net income (loss) per common share	$(0.22)	$0.28
Diluted net income (loss) per common share	$(0.22)	$0.26
Basic shares used in per share calculation	96,045	20,052
Diluted shares used in per share calculation	96,045	24,546

Other Acquisition Activities

As a part of the Company’s strategy of growth through additional acquisitions, from time to time, the Company may enter into term sheets or other preliminary agreements with companies that may be acquired in the near future. Under conditions of such term sheets or other preliminary agreements, the Company may pay cash upfront to an escrow agent to support the negotiations in good faith. The Company is not obligated to further pursue the acquisitions if certain conditions exist or fail to be satisfied, and is entitled a full refund of the deposit. As of June 30, 2008, the Company has paid deposits related to potential acquisitions of $24,453.

NOTE 8—Goodwill and Intangible Assets

Goodwill and intangible assets are related with acquisitions of Pilpol, Shenyang and Grand Canyon and consist of the following:

	Goodwill	Intangible assets, net
Acquisition of Pilpol, Shenyang, and Grand Canyon (as restated, Note 14)	$12,577	$2,229
Amortization expense – 2007	—	(155)

Balance at December 31, 2007 (as restated, Note 14)	12,577	2,074
Acquisition of Grand Canyon	3,405	12,974
Amortization expense – 2008	—	(159)

Balance at June 30, 2008 (as restated, Note 14)	$15,982	$14,889

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

Intangible assets for acquisition of Pilpol and Shenyang consist of customer-based intangible assets with an estimated useful life of 7 years and estimated amortization expense of approximately $318 per year for each of the next 5 years.

Intangible assets from the acquisition of Grand Canyon consist of customer-based intangible assets of $4,734 and a trade mark of $8,240, with estimated useful lives of 7 years and 19.5 years respectively, and estimated amortization expense of approximately $676 and $423 per year for each of the next 5 years, respectively. Based on management assessment, there is no significant residual value of the intangible assets.

NOTE 9—Long Term Debt

At June 30, 2008, lines of credit and long-term debt consist of the following:

Note Payable

In October 2003, the Company entered into a note payable with Bank of China (Hong Kong) to acquire a real estate property that is held by the Company for long term investment purposes. The note is payable in monthly installments of principal and interest, with interest adjusting in accordance with the bank market rate, 2.65% at June 30, 2008, is due in October 2012 and is collateralized by the property.

Convertible Notes Payable (As Restated, Note 14)

On January 24, 2008, the Company entered into a Securities Purchase Agreement (the “2008 Securities Purchase Agreement”), with certain investors, for the purchase and sale of 5% secured convertible notes (the “Notes”) in the aggregate amount of $50,000 (the “Purchase Price”). The Company received proceeds of $44,000 ($50,000, net of financing costs) .The Company will use the proceeds from the sale of the Notes solely for the purpose of acquiring related businesses and the Notes are secured by all of the capital stock owned by the Company in each of its subsidiaries (other than its subsidiaries located in the People’s Republic of China) and China Bottles.

The Notes are due three years from their issue date (the “Maturity Date”), and are convertible into shares of the Company’s common stock at a conversion price equal to the greater of (a) $3.00, which prices are subject to adjustment pursuant to customary anti-dilution provisions and Volume-Weighted Average Price (“VWAP”) adjustments, as described in the Notes, or (b) $4.25. The ▲quoted market price of the Company’s common stock at the date of the transaction was estimated to be ▲$17.25 per share, and accordingly ▲a beneficial conversion feature resulted.

In accordance with Emerging Issues Task Force (EITF) No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” the Company recognized the advantageous value of conversion rights attached to the convertible debt. Such rights give the debt holder the ability to convert debt into shares of common stock at a price per share that is less than the fair market value (quoted market price) of the common stock on the commitment date. This represents an embedded beneficial conversion feature which is to be valued separately upon issuance of the debt. The beneficial value was calculated based on the intrinsic value (the fair market value of the stock at the commitment date of $17.25 in excess of the conversion rate of $4.25) of the feature and was recorded as a discount to the related debt and an addition to additional paid-in-capital.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

In this instance, the intrinsic value of the beneficial conversion feature was greater than the proceeds allocated to the convertible debt, which was $44 million. Pursuant to EITF 98-5, the amount of the discount assigned to the beneficial conversion feature was limited to the amount of proceeds allocated to the convertible debt. The discount is subsequently being amortized to interest expense over the remaining outstanding period of the related debt, which matures in January 2010 using the effective interest method.

Under the 2008 Securities Purchase Agreement, the Company was to pay interest on the unconverted and then outstanding principal amount of the Notes at the rate of 5% per annum, payable quarterly in arrears, beginning on June 30, 2008, and on each date that principal is being converted into shares (as to the principal amount being converted) and on the Maturity Date.

As security for its obligations under the Notes, upon the closing of the Notes the Company pledged all of the outstanding equity of Gain Dynasty Investments Limited (“Gain Dynasty”) and Fine Lake to Goldman Sachs International, as collateral and security agent for the holders of the Notes (the “Collateral and Security Agent”). In addition, as security for the Notes, Gain Dynasty pledged all of the outstanding equity of Olympic Forward Trading Company Limited, its Hong Kong subsidiary (“Olympic”) to the Collateral and Security Agent and Fine Lake pledged all of the outstanding equity of Pilpol to the Collateral and Security Agent.

On March 31, 2008, the Company and the Collateral and Security Agent entered into (i) a Deed of Amendment amending the 2008 Securities Purchase Agreement by and between the Company and the Collateral and Security Agent such that at all times no more than 65% of the shares held by the Company in Gain Dynasty shall be charged in favor of the Collateral and Security Agent and (ii) a Deed of Amendment amending the 2008 Securities Purchase Agreement by and between the Company and the Collateral and Security Agent such that at all times no more than 65% of the shares held by the Company in Fine Lake shall be charged in favor of Collateral and Security Agent. As consideration for this reduction in collateral, the Company executed Amendments to each of the outstanding Notes to increase the interest rate payable with respect to the Notes from 5% per annum to 7% per annum.

The common stock underlying the Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement filed with the SEC or pursuant to an applicable exemption from the relevant registration requirements. The Company has agreed to file a registration statement with the SEC for the resale of the common stock underlying the convertible notes sold in the private placement.

The registration rights agreement provides the investors with certain registration rights whereby the Company could incur penalties if a registration statement is not filed or declared effective by the SEC on a timely basis. Under the registration rights agreement, the Company has agreed to file a registration statement with the SEC registering for resale the shares underlying the Notes on the 15th day following the earlier of (i) the filing of the Company’s annual report on Form 10-K for the fiscal year ended December 31,2007 or (ii) the latest date on which the Company is required to file its Form 10-K, subject to extension under Rule 12b-25. Furthermore, the Company has agreed to cause the registration statement to be declared effective as soon as possible, but in any event, no later than upon the earlier of (i) the 75th day following the filing date; provided that, if the SEC reviews and has written comments to the filed registration statement that would require the filing of a pre-effective amendment thereto with the SEC, then the effective date shall be the 105th day following the filing date or (ii) the fifth trading following the date on which the Company is notified by the SEC that the initial registration statement will not be reviewed and is no longer subject to review and comments. In the event that the Company does not file the registration statement timely and /or in the event that the registration statement is not declared

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

rate alongside other domestic businesses rather than benefiting from the FEIT, and its associated preferential tax treatments, beginning January 1, 2008.

In addition to the changes to the current tax structure, under the CIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an CIT of 25.0% on its global income. The Implementing Rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” If the PRC tax authorities subsequently determine that the Company should be classified as a resident enterprise, then the organization’s global income will be subject to PRC income tax of 25.0%.

Under the income tax law and the related implementing rules, FIEs engaging in manufacturing businesses with a term of operation exceeding ten years may, subject to approval from local taxation authorities, be entitled to a two-year tax exemption from PRC CIT starting from the year they become profitable and a 50.0% tax reduction for the three years thereafter.

As approved by the relevant PRC tax authority, our subsidiaries Guangdong Taoda Drink Co. Limited, Zhanjiang Taoda Drink Co. Limited, Changchun Taoda Beverage Co. Limited, Shandong Olympic Forward Drink Co. Limited, Nanning Taoda Drink Co. Limited and Guangzhou Grand Canyon Pure Distilled Water Co. Limited were entitled to a two-year exemption from CIT followed by a 50.0% tax exemption for the next three years, commencing from the first cumulative profit-making year in the fiscal financial year. The tax holiday of the above companies commenced in 2006. Accordingly, the above companies were exempted from CIT for 2006 and 2007 and thereafter entitled to a 50% reduction on CIT tax rate of 12.5% for 2008, 2009 and 2010. The year of 2010 is the last year that we enjoy a 50.0% tax reduction. From 2011, we are subject to PRC CIT at a rate of 25.0% of assessable profits, consisting of a 25% national tax.

NOTE 11— ▲ Related ▲Party Transactions

Due from Related Companies

A summary of due from related companies balance as of June 30, 2008 are as follows:

June 30, 2008
(Unaudited)
China Bottles	$1
Fogang Guozhu Plastics Co. Ltd.	800
Guangzhou Grand Canyon Pure Distilled Water Sales & Services Co., Ltd.	1,727
Shenzhen Nanbeixing Trading Limited	1,468

$3,996

Fogang Guozhu Plastics Co. Ltd. is subsidiary of China Bottles. The Company holds 48% of the common and preferred shares of China Bottles. The Company has entered into an informal agreement with China Bottles to provide working capital support in the form of notes payable by China Bottles to the Company. The notes yield interest to the Company at an annual interest rate equal to the market rate and are payable upon demand. The interest rate was set at 6%.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

Grand Canyon sells bottled water and carboy water to one of its owners, Guangzhou Grand Canyon Distilled Water Sales & Services Co., Ltd. The transactions with this entity totaled to $110 during June 13 to June 30, 2008, which were made in the ordinary course of business. The amount due from this entity at June 30,2008 are under the same terms as amounts due from the Company’s other customers.

Shenzhen Nanbeixing Trading Limited is a company in which Mr. Xu Hong Bin, the Company’s President and Director, holds a direct and indirect role as its legal representative for local registration purposes. This amount is interest free and due on demand.

Stock Based Compensation (as restated, Note 14)

In May 2007, the Company entered into a Securities Purchase Agreement (“Securities Purchase Agreement”) with certain investors (“the Investors”) and issued 4,447,612 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”) (the “Share Sale”). Gross proceeds to the Company were $30,000,000. Each share of Preferred Stock was convertible into five shares of the Company’s common stock and entitled the holder to the same voting rights as holders of the Company’s common stock on an as converted basis. The Company received $26,358,000, net of offering costs of the Share Sale. In July 2007, all 4,477,612 shares of Preferred Stock were converted into 22,388,060 shares of the Company’s common stock.

In connection with the Share Sale, the Investors, the Company, Mr. Xu Hong Bin, a major shareholder of the Company, the Pinnacle Fund, as agent, and Loeb & Loeb LLP, as escrow agent, have entered into a Make Good Escrow Agreement (the “Make Good Escrow Agreement”), whereby Mr. Xu Hong Bin has agreed to transfer 11,194,030 and 11,194,030 shares of the Company’s common stock owned by him to the Investors on a pro rata basis in the event that the Company does not meet certain performance targets for the years ended December 31, 2007 and 2008, respectively. The performance target for the Company’s fiscal year ended December 31, 2007 was the achievement of after-tax net income of at least $19,000,000. The performance target for the Company’s fiscal year ending December 31, 2008 is the achievement of after-tax net income of at least $30,000,000 and earnings per share of at least $0.30. The Company achieved the target for the year ended December 31, 2007.

The agreement to release the shares from escrow upon the achievement of certain criteria was presumed to be a separate compensatory arrangement between the Company and Mr. Xu Hong Bin. Accordingly, the fair value of the shares at the time they were released from escrow ($56 million) was charged to income as stock-based compensation pursuant to SFAS No. 123(R) during the year ended December 31, 2007. Through June 30, 2008, the Company has accrued an additional $28 million ($14 million for each of the quarters ended March 31, 2008 and June 30, 2008) as stock-based compensation as the Company believes it is probable that the performance target will be achieved for fiscal year ending December 31, 2008. [NEED FURTHER CLARIFICATION HERE AS TO THE APPLICABLE LITERATURE TO REFERENCE].

NOTE 12—Commitments and Contingencies

Environmental Liabilities

In accordance with the requirements of the PRC’s Environmental Protection Law, the Company has installed required environmental protection equipment, adopted advanced environmental protection technologies, established responsibility systems for environmental protection, and has reported to and registered with the relevant local environmental protection departments. The Company has complied with the relevant regulations

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

and has never paid a fee for the excessive discharge of pollutants. Management believes that there are no unrecorded liabilities in connection with the Company’s compliance with environment laws and regulations.

Litigation

The Company is subject to claims and litigation in the ordinary course of business, the outcome of which cannot be predicted with certainty. The Company is currently not engaged in any claims or litigation matters and management believes that any unknown claims will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

NOTE 13—Merger Agreement with Heckmann Corporation

On May 19, 2008, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Heckmann Corporation, a Delaware corporation (“Parent”), and Heckmann Acquisition II Corp., a Delaware corporation and the Parent’s wholly-owned subsidiary (“Acquisition Sub”). Pursuant to the terms of the Merger Agreement, the Company is to be merged with and into Acquisition Sub (the “Merger”). At the date and time the Merger becomes effective, each share of the Company’s common stock (“Company Common Stock”) will be converted into the right to receive (i) 0.8 shares of common stock, par value $0.01 per share of the Parent, as such fraction may be adjusted in accordance with the Merger Agreement, and/or (ii) at the election of the holders of Company Common Stock, an amount in cash equal to US$5.00 per share of Company common stock. The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. The completion of the transaction is subject to customary closing conditions, including the approval of the stockholders of the Parent. On May 19, 2008, the holders of a majority of the Company’s common stock have approved the merger.

NOTE 14—Restatements

Subsequent to the issuance of the Company’s interim consolidated financial statements of and for the periods ended June 30, 3008, the Company determined that there were errors made in accounting for certain transactions in its December 31, 2007 and June 30, 2008 consolidated financial statements. These errors are as follows:

(A)	The fair value of the shares of common stock issued to China Bottles as part of the acquisition consideration was estimated to be $3.50 per share. In addition, the fair value of the shares of common stock to be issued to Pilpol as part of the acquisition consideration was also estimated to be $3.50 per share. The quoted market price of the Company’s common stock on the dates of these acquisitions was $7.70 and $8.00 per share, respectively. The initial decrease in the estimated fair value of these shares was primarily due to consideration of the effects on the quoted market price related to price fluctuations, quantities traded, issue costs and the like. However, after further consideration, the Company determined that the quoted market price represented the best evidence of the fair value of its common stock issued in connection with these acquisitions and as a result, the Company has restated its December 31, 2007 and June 30, 2008 consolidated financial statements to use quoted market price in accounting for these acquisitions.

(B)

As a result of the Company’s determination that quoted market price represented the best evidence of the fair value of its common stock, the Company determined that the convertible note payable issuance in January 2008 included a beneficial conversion feature. The fair value of the Company’s common

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

stock on the date of the convertible note issuance was originally estimated to be $4.25 per share based on the factors outlined in (A) above, which was equal to the conversion price of the notes. However, using quoted market price as fair value (which was $17.25 per share at the date of the issuance) results in a beneficial value attributable to the conversion feature of $44 million, as discussed in more detail in Note 9. As a result, the Company has restated its June 30, 2008 consolidated financial statements to record the beneficial conversion feature as a discount to the related debt and an addition to additional paid-in capital. The discount is subsequently being amortized as additional interest expense from the date of the convertible note issuance through the maturity date.

(C)	On August 15, 2007, the Company and the former owners of Pilpol agreed to amend the purchase price to fix the number of shares to be issued in the Pilpol acquisition at 1,523,578 shares. As a result, on August 15, 2007, the Company should have reclassified the monetary value of these shares, which was $12,188,624, to stockholders’ equity, pursuant to SFAS No. 150. The Company has restated its December 31, 2007 and June 30, 2008 consolidated financial statements to reclassify this amount from acquisition consideration payable to stockholders’ equity.

(D)	As discussed in Note 11, pursuant to an escrow agreement entered into in connection with a $30 million preferred stock offering in May 2007, Mr. Xu Hong Bin, a major shareholder of the Company, agreed to transfer 11,194,030 and 11,194,030 shares of the Company’s common stock owned by him to the preferred stock investors on a pro rata basis in the event that the Company does not meet certain performance targets for the years ended December 31, 2007 and 2008, respectively. The agreement to release the shares from escrow upon the achievement of certain criteria is presumed to be a separate compensatory arrangement between the Company and Mr. Xu Hong Bin. Accordingly, the fair value of the shares at the time they were released from escrow ($56 million) should have been charged to income as stock-based compensation pursuant to SFAS No. 123(R) during the year ended December 31, 2007. In addition, through June 30, 2008, the Company should have accrued an additional $28 million ($14 million for each of the quarters ended March 31, 2008 and June 30, 2008) as stock-based compensation as the Company believes it is probable that the performance target will be achieved for fiscal year ending December 31, 2008. As a result, the Company has restated its December 31, 2007 and June 30, 2008 consolidated financial statements to account for this escrow agreement as a separate compensatory arrangement between the Company and Mr. Xu Hong Bin.

CHINA WATER AND DRINKS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SIX MONTHS ENDED JUNE 30, 2008

(In thousands, except per share amounts)

The adjustments required to correct the errors discussed above resulted in the restatement of the Company’s December 31, 2007 and June 30, 2008 consolidated financial statements from amounts previously reported as follows:

Balance sheet:

	December 31, 2007		June 30, 2008
	As previously reported	As restated	As previously reported	As restated
Investment in unconsolidated equity investee	$18,264	$27,224	$21,962	$30,922
Goodwill	5,721	12,577	9,126	15,982
Total assets	90,334	106,150	167,454	183,270
Acquisition consideration payable, current portion	6,393	1,060	6,393	1,060
Total current liabilities	21,060	15,727	28,890	23,557
Convertible notes	—	—	50,000	12,349
Total liabilities	21,327	15,994	80,914	37,930
Additional paid-in capital	40,973	118,092	40,973	190,077
Retained earnings (accumulated deficit)	25,613	(30,357)	37,939	(52,365)
Total stockholders' equity	68,490	89,639	83,327	142,127
Total liabilities and stockholders' equity	90,334	106,150	167,454	183,270

Statement of operations:

	June 30, 2008
	For the three months ended		For the six months ended
	As previously reported	As restated	As previously reported	As restated
General and administrative expenses	$2,413	$16,405	$3,992	$31,977
Total operating expenses	2,776	16,768	4,396	32,381
Income (loss) from operations	9,948	(4,044)	13,799	(14,186)
Interest expense	1,382	5,039	2,367	8,716
Income (loss) before income taxes	10,418	(7,231)	14,636	(19,698)
Net income (loss)	8,778	(8,871)	12,326	(22,008)
Comprehensive income (loss)	9,599	(8,050)	14,837	(19,497)
Earnings (loss) per share:
Basic	0.09	(0.09)	0.13	(0.23)
Diluted	0.09	(0.09)	0.12	(0.23)
Weighted average number of diluted shares outstanding	109,602	96,045	109,741	96,045

DLA Piper LLP (US) 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016-4245 www.dlapiper.com

Fax Transmission Cover Sheet		September 15, 2008

To	Telephone	Fax Number

Ryan Milne	(202) 551-3688	(703) 813-6963

From:	Steven D. Pidgeon	(480) 606-5124

Re:	Heckmann Corporation

Pages:	-2- (including this form)

If there is a problem with this transmission, please call Linda De La Cruz at 480-606-5495.

Fax Operator/Ext.

Message:

Ryan,

We have revised page F-48 to clarify the language. Please find enclosed a handmarked page of F-48 showing the revisions.

Steven D. Pidgeon

Co-Managing Partner, Phoenix office

DLA Piper LLP (US)

CONFIDENTIALITY NOTICE

This communication is ONLY for the person named above. Unless otherwise indicated, it contains information that is confidential, privileged or exempt from disclosure under applicable law. If you are not the person named above, or responsible for delivering it to that person, be aware that disclosure, copying, distribution or use of this communication is strictly PROHIBITED. If you have received it in error, or are uncertain as to its proper handling, please immediately notify us by collect telephone and mail the original to us at the above address. Thank you.

(Form Rev. 8/02/04)

DLA Piper LLP (US) 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016-4245 www.dlapiper.com

Fax Transmission Cover Sheet	September 17, 2008

To	Telephone	Fax Number

Jim Lopez Ryan Milne Edwin S. Kim	(202) 551-3536 (202) 551-3688 (202) 551-3297	(703) 813-6963

From:	Steven D. Pidgeon	(480) 606-5124

Re:	Heckmann Corporation

Pages:	-6- (including this form)

If there is a problem with this transmission, please call Linda De La Cruz at 480-606-5495.

Fax Operator/Ext.

Message:

Jim, Ryan and Edwin,

Further to our telephone conversations today and yesterday, please find enclosed pages 53-54 and a preliminary draft of Heckmann Corporation’s response letter to the Staff comment letter dated September 16, 2008.

Steven D. Pidgeon

Co-Managing Partner, Phoenix office

DLA Piper LLP (US)

CONFIDENTIALITY NOTICE

This communication is ONLY for the person named above. Unless otherwise indicated, it contains information that is confidential, privileged or exempt from disclosure under applicable law. If you are not the person named above, or responsible for delivering it to that person, be aware that disclosure, copying, distribution or use of this communication is strictly PROHIBITED. If you have received it in error, or are uncertain as to its proper handling, please immediately notify us by collect telephone and mail the original to us at the above address. Thank you.

During the negotiations of the term sheet and the merger agreement, in determining the consideration to be paid to the China Water stockholders as part of the transaction, Heckmann's board of directors and management relied most heavily on the earnings history of China Water, on projections that gave effect to the proposed business acquisitions that are contemplated to be made by China Water (as described under "China Water Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments"), on the valuation placed on China Water in its January 2008 convertible note offering, and on an analysis of certain ratios and public market multiples for a group of Asia-based and U.S. public companies operating in the food and beverage and water and filtration industries. In particular, Heckmann considered that:

- China Water reported revenues for 2007 of $56.8 million, a 59% increase from $35.7 million in 2006 and net loss of $36.5 million, a 211% increase from $6.3 million in 2006. This increase in revenue was driven by organic growth of 31%, and the Nanning Taoda and Shen Yang Aixin acquisitions in the second half of 2007, which increased the total capacity and expanded the company's presence in the southwest and northeast regions of China and contributed approximately $10.0 million in 2007 revenue.

- China Water management had provided Heckmann with a set of projections based on internal financial forecasts that China Water believed were a realistic estimate of its 2008 financial performance, including its expectation that China Water would, by the end of 2008, have revenue and net income (on a pro forma annualized basis, as described below) of approximately $370.1 million and $89.0 million, respectively. Based on its review of such projections, its review of substantial due diligence materials provided by China Water, and its assessment of China Water's current capacity levels, and ability to generate organic growth, business trends, and anticipated or potential plant expansions and acquisitions contemplated on page 3, Heckmann created its own model that estimated that China Water could, by the end of 2008, have revenue and net income (on a pro forma annualized basis, as described below) of approximately $220.0 million and $70.0 million, respectively. The foregoing projections were not based on China Water's GAAP results, but were instead based on Heckmann's calculation of China Water's pro forma annualized results, which it calculated in the manner described below.

  For purposes of creating its model, the Heckmann board of directors calculated pro forma, annualized net income by taking China Water's actual net income for a fiscal quarter, (i) adding to such amount the anticipated full period impact of the interest income on the combined companies' cash, (ii) eliminating from such amount the full interest expense on China Water's secured convertible notes, duplicative public company costs, and legal and accounting expenses related to this transaction, and (iii) annualizing such resulting amount by multiplying it by four (the number of fiscal quarters in a fiscal year). In addition, the Heckmann board of directors calculated pro forma, annualized revenue by taking China Water's actual revenue for a fiscal quarter, adding to such amount the anticipated revenue derived from the anticipated plant expansions and potential business acquisitions, as if such expansions and acquisitions had occurred as of the beginning of such quarter, and annualizing such amount by multiplying it by four. In creating its model, Heckmann anticipated that net income gains would be made throughout the year in connection with China Water's organic operations, and that significant revenue increases and additional net income acceleration would occur in the second half of the year from the plant expansions and proposed business acquisitions. At the time of the Heckmann board's evaluation, China Water had not determined to record compensation charge relating to Mr. Xu's obligations under the make good escrow agreement with certain investors, as more fully described in "China Water Management's Discussion and Analysis of Financial Condition and Results of Operations," or a beneficial conversion feature related to issuance of its secured convertible notes in January 2008, as more fully described in "China Water Management's Discussion and Analysis of Financial Condition and Results of Operations." In any event, these charges will terminate upon the closing of the merger and the remaining amount attributable to the beneficial conversion feature will be addressed through purchase accounting.

  By way of example, for the quarter ended June 30, 2008, China Water had a net loss of $8.9 million. If pro forma interest income of $1.5 million and the full period net income impact of the Grand Canyon

53

acquisition of $1.5 million are added to the actual net income number, interest expense of $1.4 million and legal and accounting costs of $1.8 million (consisting of transaction expenses and duplicative public company expenses) for such quarter are eliminated, and stock-based compensation expense related to the make good arrangement of $14.0 million and expense related to the beneficial conversion feature of $3.7 million are disregarded in accordance with Heckmann's projection model, Heckmann estimates that China Water would have had pro forma net income of approximately $15.0 million for the quarter, or $60.0 million for the year on an annualized basis, prior to giving effect to any of the contemplated plant expansions or proposed business acquisitions or any expected increased net income from organic growth.

In addition, for the quarter ended June 30, 2008, China Water had revenue of $32.5 million. If the incremental full period revenue impact of the Grand Canyon acquisition of $ 5.5 million is added to the actual revenue number in accordance with Heckmann's projection model, Heckmann estimates that China Water would have had pro forma revenue of approximately $ 38.0 million for the quarter, or $152.0 million for the year on an annualized basis, prior to giving effect to the contemplated plant expansions or proposed business acquisitions or any expected increased revenue from organic growth.

Heckmann's projections of $70.0 million in pro forma annualized net income and $220.0 million in pro forma will ultimately be based on the results for the fourth quarter of 2008. Since Heckmann continues to believe that China Water will effect the plant expansions, consummate the proposed business acquisitions, and continue to achieve organic growth during the second half of 2008, Heckmann believes that its projection of $70.0 million in pro forma annualized net income and $220.0 million in pro forma annualized revenue remain achievable. Heckmann further believes that the portion of such pro forma annualized net income and pro forma annualized revenue attributable to acquisitions would represent approximately 25% and 30% of such annualized amounts.

- The $4.25 per share conversion price for the China Water common stock underlying the notes issued in the January 2008 convertible note offering , was a far more reliable indication of value than its recent trading prices on the OTC Bulletin Board, which on a de minimis public float (believed to be about 150,000 shares in total out of 111.4 million outstanding shares on a fully diluted basis) and average daily trading volume between January 1, 2008 and May 19, 2008 of 6,569 shares at times exceeded $15.00 per share.

- A selected group of comparable companies, which although not directly comparable to China Water may be considered similar to certain operations of China Water, traded at price-to-estimated 2009 earnings per share multiples well in excess of the Heckmann/China Water combined P/E ratio. In particular, based on closing prices at May 16, 2007 and compared to Heckmann/China Water's 2009 estimated P/E ratio of 13.1x (assuming achievement of the $90.0 million adjusted net income threshold and a Heckmann stock price equal to its initial public offering price of $8.00 per share):

  - A selected group of domestic listed China food and beverage companies, including Kweichow Moutai, Yibin Wuliangye, Luzhoulaojiao, Yantai Changyu Pioneer Wine, Tsingtao Brewery, Beijing Yanjing Brewery, Inner Mongolia Yili, and Shanghai Bright Dairy, had mean and median 2009 estimated P/E ratios of 32.3x and 31.1x, respectively;

  - A selected group of overseas listed China food and beverage companies, including Tingyi (Cayman Islands), Want Want China, China Mengniu Dairy, China Yurun Food, Uni-President China, China Foods, and China Huiyuan Juice Group, had mean and median 2009 estimated P/E ratios of 17.9x and 17.0x, respectively;

  - A selected group of U.S. listed water, filtration, and infrastructure companies, including Pall Corp., Millipore Corp., Pentair Inc., Itron Inc., Esco Technologics Inc., Polypore International Inc., Calgon Cabron Corp., and Insituform Technologies, in the United States had mean and median 2009 estimated P/E ratios of 21.3x and 21.2x, respectively; and

54

DRAFT

September [__], 2008

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation
Form S-4
Filed on June 16, 2008
Amendment No. 1 to Form S-4
Filed July 25, 2008
Amendment No. 2 to Form S-4
Filed August 22, 2008
File No. 333-151670

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 16, 2008, to Heckmann Corporation (the “Company”) regarding the Registration Statement on Form S-4, File No. 333-151670 (the “Registration Statement”), filed by the Company on June 16, 2008, as amended by Amendment No. 1 to the Registration Statement, filed on July 25, 2008, and Amendment No. 2 to the Registration Statement, filed on August 22, 2008.

This letter sets forth Comment Nos. 1-4 of the Staff in the September 16, 2008 comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. The responses in this letter are based upon our outside legal counsel’s telephone conversations with the Staff.

We are enclosing a copy of Amendment No. 3 to the Registration Statement on Form S-4, together with a copy that is marked to show the changes from Amendment No. 2.

General

Staff Comment:

1. We note your response to prior comment two of our letter dated August 29, 2008 and your analysis regarding China Water’s net income projections. Please tell us why you did not provide a similar analysis for the $220 million revenue projection. Also, please revise to disclose the approximate percentage of the projected increases in revenues and net income attributed to acquisitions, and state, if true, that China Water’s actual results for the first half of 2008 are less than 25% of the projections.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 53 and 54 to provide a similar analysis for the revenue projection and to disclose the approximate percentage of the projected increases in revenues and net income attributed to acquisitions. As described on page 53 of the Registration Statement, the projections discussed in this section of the Registration Statement are not based on China Water’s GAAP results, but are calculated by making various pro forma adjustments to quarterly revenue and net income results and multiplying the as adjusted numbers by four to come up with pro forma, annualized numbers. Consequently, as discussed with the Staff, the Company believes that comparing its pro forma annualized projections to China Water’s actual GAAP numbers would be confusing and not reflective of the analysis that the Company’s board undertook.

Staff Comment:

2. We note your response to prior comment two and references to “pro forma annualized net income” and “pro forma annualized revenue.” We note that previous references to these annualized numbers did not describe them as “pro forma.” Please revise to clarify whether any of the assumptions for the projections have changed, for example if they had been based on GAAP but are now adjusted pro forma.

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

Company Response:

In response to the Staff’s comment, the Company has amended the language Registration Statement on pages 53 and 54 to confirm that its usage of pro forma, annualized numbers, and not GAAP numbers, as the basis of its projections has remained consistent throughout the periods reflected in the Registration Statement, and that the underlying assumptions – namely, that the projections of pro forma, annualized revenue and net income will be achieved through the completion of the anticipated plant expansions, the proposed business acquisitions, and organic growth in the second half of 2008 – remain unchanged.

Staff Comment:

3. Also, please revise to clarify “annualized.” It is unclear if the term is meant to explain that interim period revenues and net income attributed to certain factors have been multiplied by the number of interim periods in the year. It is also unclear which interim period serves as the base for the annualization and whether or not the certain factors for the interim period relate to seasonality, acquisitions, a combination, or other factors. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 53 and 54 to describe in greater detail its methodology for calculating pro forma annualized revenue and net income and to confirm that the achievement of the projections of $220.0 million in pro forma annualized revenue and $70.0 million in pro forma net income will ultimately be based on China Water’s results for the fourth quarter of 2008.

China Bottles, Inc. and Subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2007 and 2006, page F-87

Staff Comment:

4. Please revise the financial statements of China Bottles that are included in your Form S-4 to comply with any further staff comments on the Exchange Act filings of China Bottles.

Company Response:

As of the last trading day of its second fiscal quarter for fiscal year 2007, China Water had a public float of less than $75 million. Accordingly, the Company believes that China Water qualifies as a smaller reporting company and that, as a smaller reporting company, China Water is subject to the financial statement requirements of Article 8 of Regulation S-X, and not Article 3 of Regulation S-X or Rule 3-09 thereunder. Consequently, the Company believes that China Water is not required to include the financial statements of China Bottles in its annual report on Form 10-K for the fiscal year ended December 31, 2007 and that the Company is not required to include such financial statements in the Registration Statement.

*            *            *            *

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely, Heckmann Corp.

By:
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP

Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)

David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP

Richard S. Green, Esq. (rgreen@thelen.com)

Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)

DLA Piper LLP (US) 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016-4245 www.dlapiper.com

Fax Transmission Cover Sheet	September 18, 2008

To	Telephone	Fax Number
Edwin S. Kim	(202) 551-3688	(703) 813-6963

From:	Steven D. Pidgeon	(480) 606-5124

Re:	Heckmann Corporation

Pages:	-2- (including this form)

If there is a problem with this transmission, please call Linda De La Cruz at 480-606-5495.

Fax Operator/Ext.

Message:

Edwin,

Please fine enclosed a revised page 54 that reflects changes made overnight.

Steven D. Pidgeon

Co-Managing Partner, Phoenix office

DLA Piper LLP (US)

CONFIDENTIALITY NOTICE

This communication is ONLY for the person named above. Unless otherwise indicated, it contains information that is confidential, privileged or exempt from disclosure under applicable law. If you are not the person named above, or responsible for delivering it to that person, be aware that disclosure, copying, distribution or use of this communication is strictly PROHIBITED. If you have received it in error, or are uncertain as to its proper handling, please immediately notify us by collect telephone and mail the original to us at the above address. Thank you.

acquisition of $1.5 million are added to the actual net income number, interest expense of $1.4 million and legal and accounting costs of $1.8 million (consisting of transaction expenses and duplicative public company expenses) for such quarter are eliminated, and stock-based compensation expense related to the make good arrangement of $14.0 million and expense related to the beneficial conversion feature of $3.7 million are disregarded in accordance with Heckmann's projection model, Heckmann estimates that China Water would have had pro forma net income of approximately $15.0 million for the quarter, or $60.0 million for the year on an annualized basis, prior to giving effect to any of the contemplated plant expansions or proposed business acquisitions or any expected increased net income from organic growth.

In addition, for the quarter ended June 30, 2008, China Water had revenue of $32.5 million. If the incremental full period revenue impact of the Grand Canyon acquisition of $ 5.5 million is added to the actual revenue number in accordance with Heckmann's projection model, Heckmann estimates that China Water would have had pro forma revenue of approximately $ 38.0 million for the quarter, or $152.0 million for the year on an annualized basis, prior to giving effect to the contemplated plant expansions or proposed business acquisitions or any expected increased revenue from organic growth.

Heckmann's projections of $70.0 million in pro forma annualized net income and $220.0 million in pro forma will ultimately be based on the results for the fourth quarter of 2008. In order to achieve these projections, contributions from plant expansions, proposed business acquisitions and organic growth would need to provide on a combined basis incremental quarterly net income of $2.5 million and incremental revenue of $17 million, representing increases of 17% and 45%, respectively, over the June 30, 2008 pro forma results. Based on information provided by China Water regarding the status of its projected financial contributions, as well as China Water's anticipated plant expansions and other organic growth, Heckmann believes that its projection of $70.0 million in pro forma annualized net income and $220.0 million in pro forma annualized revenue remain achievable.

- The $4.25 per share conversion price for the China Water common stock underlying the notes issued in the January 2008 convertible note offering , was a far more reliable indication of value than its recent trading prices on the OTC Bulletin Board, which on a de minimis public float (believed to be about 150,000 shares in total out of 111.4 million outstanding shares on a fully diluted basis) and average daily trading volume between January 1, 2008 and May 19, 2008 of 6,569 shares at times exceeded $15.00 per share.

- A selected group of comparable companies, which although not directly comparable to China Water may be considered similar to certain operations of China Water, traded at price-to-estimated 2009 earnings per share multiples well in excess of the Heckmann/China Water combined P/E ratio. In particular, based on closing prices at May 16, 2007 and compared to Heckmann/China Water's 2009 estimated P/E ratio of 13.1x (assuming achievement of the $90.0 million adjusted net income threshold and a Heckmann stock price equal to its initial public offering price of $8.00 per share):

    - A selected group of domestic listed China food and beverage companies, including Kweichow Moutai, Yibin Wuliangye, Luzhoulaojiao, Yantai Changyu Pioneer Wine, Tsingtao Brewery, Beijing Yanjing Brewery, Inner Mongolia Yili, and Shanghai Bright Dairy, had mean and median 2009 estimated P/E ratios of 32.3x and 31.1x, respectively;

    - A selected group of overseas listed China food and beverage companies, including Tingyi (Cayman Islands), Want Want China, China Mengniu Dairy, China Yurun Food, Uni-President China, China Foods, and China Huiyuan Juice Group, had mean and median 2009 estimated P/E ratios of 17.9x and 17.0x, respectively;

    - A selected group of U.S. listed water, filtration, and infrastructure companies, including Pall Corp., Millipore Corp., Pentair Inc., Itron Inc., Esco Technologies Inc., Polypore International Inc., Calgon Cabron Corp., and Insituform Technologies, in the United States had mean and median 2009 estimated P/E ratios of 21.3x and 21.2x, respectively; and

54

DLA Piper LLP (US) 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016-4245 www.dlapiper.com

Fax Transmission Cover Sheet	September 19, 2008

To	Telephone	Fax Number

Steve Jacobs Jim Lopez John Reynolds John Archfield Ryan Milne Edwin S. Kim	(202) 551-3536 (202) 551-3315 (202) 551-3688 (202) 551-3297	(703) 813-6963

From:	Steven D. Pidgeon	(480) 606-5124
Re:	Heckmann Corporation
Pages:	-8- (including this form)

If there is a problem with this transmission, please call Linda De La Cruz at 480-606-5495.

Fax Operator/Ext.

Message:

Steve, Jim, Ryan and Edwin,

Further to our telephone conversation today, please find enclosed a revised draft of Heckmann Corporation’s response letter as well as changed page 31.

Steven D. Pidgeon

Co-Managing Partner, Phoenix office

DLA Piper LLP (US)

CONFIDENTIALITY NOTICE

This communication is ONLY for the person named above. Unless otherwise indicated, it contains information that is confidential, privileged or exempt from disclosure under applicable law. If you are not the person named above, or responsible for delivering it to that person, be aware that disclosure, copying, distribution or use of this communication is strictly PROHIBITED. If you have received it in error, or are uncertain as to its proper handling, please immediately notify us by collect telephone and mail the original to us at the above address. Thank you.

DRAFT

September [__], 2008

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation
Form S-4 Filed on June 16, 2008
Amendment No. 1 to Form S-4
Filed July 25, 2008
Amendment No. 2 to Form S-4
Filed August 22, 2008
File No. 333-151670

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 16, 2008, to Heckmann Corporation (the “Company”) regarding the Registration Statement on Form S-4, File No. 333-151670 (the “Registration Statement”), filed by the Company on June 16, 2008, as amended by Amendment No. 1 to the Registration Statement, filed on July 25, 2008, and Amendment No. 2 to the Registration Statement, filed on August 22, 2008.

This letter sets forth Comment Nos. 1-4 of the Staff in the September 16, 2008 comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. The responses in this letter are based upon our outside legal counsel’s telephone conversations with the Staff.

We are enclosing a copy of Amendment No. 3 to the Registration Statement on Form S-4, together with a copy that is marked to show the changes from Amendment No. 2.

General

Staff Comment:

1. We note your response to prior comment two of our letter dated August 29, 2008 and your analysis regarding China Water’s net income projections. Please tell us why you did not provide a similar analysis for the $220 million revenue projection. Also, please revise to disclose the approximate percentage of the projected increases in revenues and net income attributed to acquisitions, and state, if true, that China Water’s actual results for the first half of 2008 are less than 25% of the projections.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 53 and 54 to provide a similar analysis for the revenue projection and to disclose the approximate percentage of the projected increases in revenues and net income attributed to acquisitions. As described on page 53 of the Registration Statement, the projections discussed in this section of the Registration Statement are not based on China Water’s GAAP results, but are calculated by making various pro forma adjustments to quarterly revenue and net income results and multiplying the as adjusted numbers by four to come up with pro forma, annualized numbers. Consequently, as discussed with the Staff, the Company believes that comparing its pro forma annualized projections to China Water’s actual GAAP numbers would be confusing and not reflective of the analysis that the Company’s board undertook.

Staff Comment:

2. We note your response to prior comment two and references to “pro forma annualized net income” and “pro forma annualized revenue.” We note that previous references to these annualized numbers did not describe them as “pro forma.” Please revise to clarify whether any of the assumptions for the projections have changed, for example if they had been based on GAAP but are now adjusted pro forma.

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

Company Response:

In response to the Staff’s comment, the Company has amended the language in the Registration Statement on pages 53 and 54 to confirm that its usage of pro forma, annualized numbers, and not GAAP numbers, as the basis of its projections has remained consistent throughout the periods reflected in the Registration Statement, and that the underlying assumptions – namely, that the projections of pro forma, annualized revenue and net income will be achieved through the completion of the anticipated plant expansions, the proposed business acquisitions, and organic growth in the second half of 2008 – remain unchanged.

Staff Comment:

3. Also, please revise to clarify “annualized.” It is unclear if the term is meant to explain that interim period revenues and net income attributed to certain factors have been multiplied by the number of interim periods in the year. It is also unclear which interim period serves as the base for the annualization and whether or not the certain factors for the interim period relate to seasonality, acquisitions, a combination, or other factors. Please revise accordingly.

Company Response:

In response to the Staff’s comment, the Company has amended the Registration Statement on pages 53 and 54 to describe in greater detail its methodology for calculating pro forma annualized revenue and net income and to confirm that the achievement of the projections of $220.0 million in pro forma annualized revenue and $70.0 million in pro forma net income will ultimately be based on China Water’s results for the fourth quarter of 2008.

China Bottles, Inc. and Subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2007 and 2006, page F-87

Staff Comment:

4. Please revise the financial statements of China Bottles that are included in your Form S-4 to comply with any further staff comments on the Exchange Act filings of China Bottles.

Company Response:

As we have discussed with the staff, we believe that recent SEC rule changes obviate the need for inclusion of China Bottles’ financial statements in our Registration Statement. Further, we believe that China Bottles is not material to the combined company, either in terms of our balance sheet or in terms of our income statement. Our analysis follows:

A. No Requirement under SEC Rules or Forms.

As of the last trading day of its second fiscal quarter for fiscal year 2007, China Water had a public float of less than $75 million according to its public filings, specifically its June 11, 2008 amendment to its Form 10-K for the fiscal year ended December 31, 2007. In that filing, China Water noted that it is a smaller reporting company. As the Staff is aware from rules adopted by the Commission on February 4, 2008, as a smaller reporting company, China Water is subject to the financial statement requirements of Article 8 of Regulation S-X, and not Article 3 of Regulation S-X or Rule 3-09 thereunder.

We understand the Staff believes that in some cases the requirements of Form S-4 separately trigger a requirement for enhanced financials even when a smaller reporting company is involved. To this end, we understand the Staff believes that a party which is asmaller reporting company that is required to file periodic reports under the Securities and Exchange Act, and therefore subject to Item 17(a) of Form S-4, may be subject to Article 3 of Regulation S-X. Regardless of that view, it seems quite clear that a voluntary filer such as China Water is subject to Item 17(b) of the form, and therefore not subject to the requirements of Article 3 of Regulation S-X.

In terms of China Water’s status as a voluntary filer, by way of background, China Water’s predecessor, Ugods, Inc., filed a registration statement on Form SB-2, which became effective on June 28, 2006. Under Section 15(d) of the Exchange Act, Ugods was thereafter required to file reports. Section 15(d) of the Exchange Act, however, provides that “the duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 300 persons.” Ugods had less than 300 record holders at the beginning of fiscal 2007. Accordingly, on February 2, 2007, the first day of

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

Ugods’ 2007 fiscal year, Ugod’s Section 15(d) filing duty was automatically suspended. From February 2, 2007 until today, China Water has never had more than 300 record holders.

On September 14, 2007, China Water filed a Securities Act registration statement on Form SB-2. Concurrently with the SB-2 filing, China Water filed a Form 8-A to register under Section 12(g) of the Securities and Exchange Act. The Form SB-2 was ultimately withdrawn in October 2007. General Instruction A(d) of Form 8-A governs when a filed Form 8-A becomes effective, and provides that “if this form is used for the registration of a class of securities under Section 12(g), it shall become effective: (1) if a class of securities is not concurrently being registered under the Securities Act, upon the filing of the Form 8-A with the Commission; or (2) if a class of securities is concurrently being registered under the Securities Act, upon the later of the filing of the Form 8-A with the Commission or the effectiveness of the Securities Act registration relating to the class of securities.” Because the SB-2 was withdrawn and never became effective, the concurrently filed Form 8-A did not become effective. This conclusion was confirmed by a representative of the Division of Corporation Finance by telephone on or about March 31, 2008 (the call was made on a no-names basis).

On the cover page of its original annual report on Form 10-K for the year ended December 31, 2007, China Water checked the box indicating that it had securities registered under Section 12(g) and that it was required to file reports pursuant to Sections 13 or 15(d) of the Exchange Act. China Water corrected this point when it filed its Form 10-K/A on May 16, 2007, and checked the box indicating that it is not required to file reports pursuant to Sections 13 or 15(d) of the Exchange Act. Further, China Water included an explanatory note on page 2 of the Form 10-K/A which states as follows: “the cover page of the Form 10-K was revised to reflect the fact that the Company currently has no securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Notwithstanding certain prior filings, the Company believes it is not and has never been subject to Section 12(g) of the Exchange Act.”

Based on the foregoing, the Company believes that China Water is a voluntary filer and that the information to be provided in the Registration Statement about China Water is dictated by Item 17(b) of Form S-4. Under Item 17(b), smaller reporting companies, like China Water, are required to provide information in accordance with Article 8 of Regulation S-X. Unlike Article 3 and Rule 3-09 thereunder, Article 8 does not contain a requirement to file separate financial statements of a significant equity investee. Rather, it requires only the footnote disclosure set forth in Rule 8-02(b)(3) (as further discussed below).

B. Lack of Materiality; Disclosure.

In addition to the fact that the SEC’s own rules and forms do not require inclusion of China Bottles’ financial statements, for the following reasons, the Company does not believe that the omission of separate financial statements of China Bottles from the Registration Statement is material to either the Company or China Water or to their respective stockholders:

(1) The omission of separate financial statements of China Bottles from the Registration Statement is not material to China Water stockholders. In accordance with Nevada law, the holders of a majority of the outstanding shares of China Water common stock irrevocably approved the merger with the Company by written consent immediately following the execution of the merger agreement on May 19, 2008. Consequently, China Water stockholders have no further right or ability to vote on the transaction and, as to such stockholders, the Registration Statement merely serves as an information statement for purposes of describing the actions effected by the written consent, as well as a prospectus describing the combined company that will result. Accordingly, the Company does not believe that omitting the separate financial statements of China Bottles from the Registration Statement is material to China Water stockholders. To this end, that information is important to China Water stockholders only in the sense that they may become Heckmann Corporation stockholders. As described below, the Company believes information relating to China Bottles is not material to its stockholders.

(2) The omission of separate financial statements of China Bottles from the Registration Statement is not material to Company stockholders. The Company does not believe that the omission of separate financial statements of China Bottles from the Registration Statement is not material to Company stockholders for several reasons:

(a) In conducting its due diligence and ultimately making the decision to enter into the merger agreement with China Water, neither the Company’s management nor its board considered China Water’s ownership interest in China Bottles to be in any way significant. The merger agreement between the Company and China Water contains no representations or warranties regarding the China Bottles business and, in fact, except as to the fact of its equity ownership in China Bottles, China Water expressly disclaims any representations or warranties about China Bottles.

(b) Upon the announcement of the transaction on May 20, 2008, the Company filed a Current Report on Form 8-K that contained required Item 1.01 disclosure regarding the transaction as well as a copy of the press release announcing the transaction. The press release contained a detailed transaction overview and an overview of China Water. It also contained a summary market overview and a summary description of China Water’s growth strategy. China Bottles is not mentioned anywhere in the body of the 8-K or in the press release.

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

(c) Also on May 20, 2008, the Company filed a second Current Report on Form 8-K that contained an investor presentation about the transaction. This presentation included slides describing, among other things, various investment highlights of the proposed transaction, an overview of the bottled water industry in China, a business overview of China Water including its 2007 acquisitions of bottled water companies Nanning and Shenyang, the financial highlights of China Water, and the combined company’s management team. China Bottles is not mentioned anywhere in the body of the 8-K or in the investor presentation.

(d) On June 16, 2008, the Company filed its Registration Statement on Form S-4 and has subsequently filed two amendments. While the S-4 does reference China Water’s acquisition of China Bottles, China Bottles is not mentioned in any of the following critical sections of the S-4:

•	Summary—Heckmann’s Reasons for the Merger
•	Summary—China Water’s Reasons for the Merger
•	The Merger—Background of the Merger (except in the second paragraph as part of a description of China Water’s existing structure)
•	The Merger—The Heckmann Board of Directors’ Recommendations and Reasons for the Merger
•	The Merger—The China Water Board of Directors’ Reasons for the Merger
•	Information About China Water (other than a reference to it as part of China Water’s corporate structure)
•

China Water Management’s Discussion and Analysis of Financial Condition and Results of Operations (except as to the investment income line item, as to which we have added risk disclosure as more fully described below).

That the Company does not include China Water’s interest in China Bottles within the reasons given for why it chose to enter into the merger agreement or for why it recommends that the Company’s stockholders vote in favor of the transaction is testament to its lack of materiality. Instead, as described in the publicly filed investor presentation and throughout the Registration Statement, the transaction is predicated on the ability of the combined company to grow as a producer and distributor of bottled water. The investment in China Bottles is not core to that strategy.

(e) The financial impact of China Bottles is not material to the combined company. Through the first two quarters of 2008, China Bottles contributed an average of less than $2.0 million in equity income per quarter. After the closing, the Company will have assets of approximately $949 million. The investment in China Bottles of an estimated $72 million will represent only 7.6% of total assets (note that this is after writing up the investment to quoted market price in purchase accounting; the current quoted market price of China Bottles is $2 per share and China Water owns 36 million shares).

(3) Other factors that support immateriality. There are a number of other factors that support immateriality:

(a) We have been provided with the comments to China Bottles financial statements. While we are in no position to pass on its financial statements, it does not appear that the comments on their face call into question revenue recognition, margin, or similar substantive issues that would have a material future impact or that suggest a material adverse change in their business. In this regard, although we recognize that China Bottles financial statements are subject to ongoing SEC review, we are unaware of any material degradation in China Bottles’ business. Further, the resolution to Staff’s comment letter regarding potential charges to China Bottles earnings for certain accounting irregularities identified in the comment letter are attributable to the historical results of China Bottles with minimal impact, if any, on the post business combination results of the Company.

(b) China Water has informed the Company that, notwithstanding the outstanding comments of the Staff, China Bottles auditors will provide their consent to the inclusion of their 2007 audit report on China Bottles in the Registration Statement, and China Water’s auditor will continue to rely on that report. This adds comfort that any further changes that may result from the SEC review process are unlikely to entail material changes to China Water’s financial statements.

(4) Despite our views that the investment in China Bottles is not material, China Water will include risk factor and other disclosure for investors. Although China Water will not include separate financial statements of China Bottles in the Registration Statement as permitted by the SEC’s rules, it will include in the footnotes to its financial statements summary balance sheet and income statement information for investors to review. And, in light of the Staff’s concerns, China Water will include a risk factor and disclosure in its MD&A to advise investors that this financial information could change, and the investment in and income from the investment written off or reversed. Further, if China Bottles clears SEC staff comments prior to the vote of the Company’s stockholders on the transaction, and files revised financial information, the Company will undertake to file a Form 8-K to alert investors to that filing.

To summarize, we believe it is clear that the Commission’s rules and forms do not require inclusion of China Bottles’ financial statements in the Registration Statement. Moreover, we believe that the omission of separate financial statements of China Bottles is not material to the combined company, or to the stockholders of Heckmann Corporation or China Water.

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

Nonetheless, China Water will include information in its footnotes that complies with relevant accounting standards, and will include risk disclosure to alert investors not to place any emphasis on the China Bottles investment. In turn, the Company will, if new financial statements of China Bottles are cleared by and filed with the SEC, file a Form 8-K directing investors to that filing. We believe this process should satisfy any materiality concerns the Staff may have.

*            *            *            *

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely, Heckmann Corporation

By:
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP

Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)

David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen	Reid Brown Raysman & Steiner LLP

Richard S. Green, Esq. (rgreen@thelen.com)

Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)

- Its failure to maintain effective internal controls over the financial closing process to ensure the accurate and timely preparation of local financial statements and financial data which is necessary for preparation of consolidated financial statements due to an insufficient complement of local financial and accounting staff with knowledge of local accounting and US GAAP financial reporting rules to support the size of the company's current organizational structure; and
- Its failure to adequately design and operate internal controls in a manner to effectively support the requirements of the financial reporting and period-end close process, including the proper cut-off of revenues and expenses and the proper accounting for value added taxes, due to the aggregate deficiencies in internal control activities.

Subsequent to filing its annual report on Form 10-K for the fiscal year ended December 31, 2007, the management of China Water determined that it was necessary to amend its annual report by reflecting a change in the valuation of shares it issued in connection with its acquisition of Pilpol (HK) Biological Limited and the shares it issued in connection with its investment in China Bottles, Inc. (formerly known as Hutton Holdings Corporation). Management of China Water made this determination after reaching the conclusion that when assessing the value of its shares as of the dates of the two transactions, it should have used the quoted market price for its shares instead of basing the valuation on, among other factors, the illiquidity of and small public float for its common stock. China Water has also determined that it should have recorded a beneficial conversion feature of $44 million on the issuance of $50 million in convertible notes in January 2008, and has amended its quarterly reports on Form 10-Q for the periods ended March 31, and June 30, 2008.

China Water is in the process of remediating these material weaknesses, but has not yet been able to complete its remediation efforts. It will take additional time to design, implement, and test the controls and procedures required to enable its management to conclude that its internal control over financial reporting is effective. It cannot at this time be estimated how long it will take to complete these remediation efforts, and these measures may not be effective in mitigating or preventing significant deficiencies or material weaknesses in China Water's internal control over financial reporting. Following the merger, any failure to maintain or implement required new or improved controls, or any difficulties encountered in their implementation, could result in additional material weaknesses, cause Heckmann to fail to meet its periodic reporting obligations or result in material misstatements in its financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of Heckmann's internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002. The existence of a material weakness could result in errors in Heckmann's financial statements that could result in a restatement of its financial statements, cause it to fail to meet its reporting obligations and cause investors to lose confidence in its reported financial information, leading to a decline in its stock price.

***Certain of the projections provided to Heckmann management and its financial advisers contain aggressive assumptions regarding the impact of acquisitions that have not yet occurred.***

During the due diligence investigation of China Water, management of Heckmann and its financial advisers were provided with forward-looking information concerning China Water's good faith estimate regarding its

31

DLA Piper LLP (US) 2415 East Camelback Road, Suite 700 Phoenix, Arizona 85016-4245 www.dlapiper.com

Fax Transmission Cover Sheet	September 22, 2008

To	Telephone	Fax Number

Steve Jacobs		(703) 813-6963
Jim Lopez	(202) 551-3536
John Reynolds
John Archfield	(202) 551-3315
Ryan Milne	(202) 551-3688
Edwin S. Kim	(202) 551-3297

From: Steven D. Pidgeon Re: Heckmann Corporation Pages: -10- (including this form)	(480) 606-5124

If there is a problem with this transmission, please call Linda De La Cruz at 480-606-5495.

Fax Operator/Ext.

Message:

Steve, Jim, Ryan and Edwin,

Further to our telephone conversation today, please find enclosed a revised draft of Heckmann Corporation’s response letter as well as changed page 31.

Steven D. Pidgeon

Co-Managing Partner, Phoenix office

DLA Piper LLP (US)

CONFIDENTIALITY NOTICE

This communication is ONLY for the person named above. Unless otherwise indicated, it contains information that is confidential, privileged or exempt from disclosure under applicable law. If you are not the person named above, or responsible for delivering it to that person, be aware that disclosure, copying, distribution or use of this communication is strictly PROHIBITED. If you have received it in error, or are uncertain as to its proper handling, please immediately notify us by collect telephone and mail the original to us at the above address. Thank you.

(Form Rev. 8/02/04)

DRAFT

September [__], 2008

Via EDGAR and by courier

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street NE

Washington, D.C. 20549

RE:	Heckmann Corporation
Form S-4
Filed on June 16, 2008
Amendment No. 1 to Form S-4
Filed July 25, 2008
Amendment No. 2 to Form S-4
Filed August 22, 2008
File No. 333-151670

Dear Mr. Reynolds:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 19, 2008, to Heckmann Corporation (the “Company”) regarding the Registration Statement on Form S-4, File No. 333-151670 (the “Registration Statement”), filed by the Company on June 16, 2008, as amended by Amendment No. 1 to the Registration Statement, filed on July 25, 2008, and Amendment No. 2 to the Registration Statement, filed on August 22, 2008.

China Bottles and Subsidiaries Consolidated Financial Statements, page F-86

Staff Comment:

1. We note your response to comment four of our letter dated September 16, 2008 and the statement that you believe information relating to China Bottles is not material to either Heckmann or China Water or their respective stockholders. In order to assist us in assessing the materiality of the pre-acquisition financial statements for China Bottles, please address the following:

a. We note in B(2)(e) that China Bottles contributed an average of less than $2.0 million in equity income per quarter. Please describe to us in quantitative and qualitative terms the relative significance of your equity income of China Bottles in comparison to the results of operations for China Water for each of the quarters that have passed since the acquisition of China Bottles, including the impact on your pro forma statements of operations.

Company Response:

In response to the Staff’s comment, the Company sets forth a chart which includes financial information of China Water after giving effect to a beneficial conversion feature attributable to the convertible notes issued in January 2008 and a compensation charge relating to a make good escrow arrangement in June 2007 by the President of China Water for the benefit of and to induce a capital infusion by equity investors in China Water, each of which are more fully discussed in prior comment letters and responses. The information in the chart shows (i) the net losses of China Water for the last two quarters of 2007 and first two quarters of 2008 compared to the equity income derived by China Water from its investment in China Bottles, and (ii) the equity income of China Water derived from its investment in China Bottles compared to the pro forma net income of the combined company for 2007 and the six months ended June 30, 2008.

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

China Water	2007	Q1 2008	Q2 2008
Equity income (1)	1,797,000	1,365,000	2,333,000
China Water net income	(36,522,000)	(13,137,000)	(8,871,000)
China Water net income w/o equity income	(38,319,000)	(14,502,000)	(11,204,000)
% to equity income	4.7%	9.4%	20.8%

Pro forma combined	2007	Six months ended June 30, 2008	Annualized pro form Q4 2008
Equity income (1)	1,797,000	3,698,000	8,000,000
Pro forma combined net income	21,075,000	18,180,000	70,000,000
Pro forma combined net income w/o equity income	19,278,000	14,482,000	62,000,000
% to equity income	9.3%	25.5%	12.9%
(1) 2007 equity income is for the period September 1–December 31, 2007

For a discussion of the qualitative immateriality of the equity income of China Water to the combined company following the merger, especially with respect to future periods, which the Company believes is what its investors are focusing on, please see the Company’s response to Staff Comment No. 4 in its letter dated September 19, 2008.

b. We note from your response to comment 41 of our letter dated August 15, 2008, that you do not purchase bottles from China Bottles but do lease tooling from third-parties that purchase the tooling from China Bottles. Please confirm to us that there have not been, and you do not foresee there being, any other transactions with China Bottles except for your investment in and advances to China Bottles.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that, to its knowledge, there are no pending or planned transactions between China Water and China Bottles. Insofar as China Bottles makes equipment useful to the manufacture of plastic bottles, if and as China Bottles develops plastic bottling machines that are competitive with equipment made outside of China, China Water could buy or lease more China Bottles equipment.

c. Disclose the reasons why China Water made the equity investment in China Bottles.

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

Company Response:

In response to the Staff’s comment, the Company notes that investments between customers and suppliers or prospective customers and suppliers are commonplace in China. The investment by China Water in China Bottles was designed to further China Bottles’ product development, with a view to enabling China Bottles to produce machinery and equipment that is competitive with machinery and equipment currently obtained from sources outside of China. The investment was made to provide future access to bottling equity; it was not made to produce “income” to China Water, although that has been a by-product of the accounting for the transaction.

Staff Comment:

2. We note your response dated September 17, 2008 to comment four of our letter dated September 16, 2008. We also note your analysis dated September 19, 2008 regarding China Water’s status as a voluntary filer, including its public float as of the end of the second fiscal quarter of 2007. We believe that the determination of whether China Water is a smaller reporting company would be similar to a company determining eligibility in connection with the filing of its initial registration statement. Thus the measurement of public float should occur as of a date within 30 days of filing of the Form S-4. Please explain to us why you believe China Water is eligible to be considered a smaller reporting company. If China Water is not a smaller reporting company, please revise the financial statements of China Water to provide the information that would have been provided in an annual report under Item 17(b)(7) of Form S-4. In this regard, you should provide the financial statements for China Bottles under Rule 3-09 of Regulation S-X.

Company Response:

The Company acknowledges the Staff’s comment, but notes that it is confused by the Staff’s premise. In evaluating this comment, the Company reviewed the definition of “smaller reporting company” set forth in Item 10(f)(1) of Regulation S-K, which provides as follows:

Smaller reporting company means an issuer . . . that:

(i) Had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

(ii) In the case of an initial registration statement under the Securities Act or Exchange Act for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares.

Subsection (ii) does not apply to China Water since the Form S-4 involved in this transaction is a registration statement of the Company and not of China Water. In this regard, the Company has found no authority for the proposition that the registration statement of the issuer of stock in a merger could be deemed to be the registration statement of the target as well (if there is such authority, please advise us). In fact, since the vote of China Water’s stockholders has already taken place, at best the S-4 may be considered to have elements of an information statement of China Water, although not one that need even comply with Section 14C of the Exchange Act, since China Water is not registered under Section 12.

In terms of the definition in subsection (i), China Water made the determination in its Form 10-K that it satisfied that definition, by indicating on the cover page of the 10-K that the aggregate market value of the 13,346,776 shares of its voting and non-voting common equity stock held by non-affiliates was approximately $73 million as of June 29, 2007, the last

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

business day of China Water’s most recently completed second fiscal quarter prior to the filing of such 10-K, based on the last sale price of China Water’s common stock on such date. The second quarter of 2007 is China Water’s most recently completed second fiscal quarter because, as the Staff noted on pages 45-46 of the final release relating to smaller company reporting rules, companies are required to make the determination of whether they qualify as smaller reporting companies during the first quarter of each fiscal year and such determination governs for the remainder of the fiscal year. China Water still believes that on the June 29, 2007, the last business day of its most recently completed second fiscal quarter, it satisfied the definition of smaller reporting company as set forth in Item 10(f)(1) of Regulation S-K and should be treated as such for purposes of the requirements in Form S-4 governing the disclosure required in this transaction.

Accordingly, for the reasons set forth in our response letter dated September 19, 2008, the Company does not believe that the financial statements of China Water are subject to Article 3 of Regulation S-X, including the equity investee provisions of Section 3-09, but rather, that Section 210.8-03(b)(3) of Regulation S-X, which does not require the inclusion of financial statements of equity investees, does apply. Also, for the reasons set forth herein and in our September 19, 2008 response letter, the Company believes that the financial statements of China Bottles do not need to be included under any general “materiality” concept.

Staff Comment:

3. We note in B(3)(a) that you do not believe that there are any substantive issues from the letter issued by the Staff of the Division of Corporation Finance on September 16, 2008 to China Bottles that would have a material future impact on its financial statements. Please provide us with an analysis of the outstanding comments issued in the staff comment letter that supports your belief. Your analysis should discuss, at a minimum, for each potential error: the line items in China Bottles’ financial statements that would be impacted, the likelihood of the error, and a quantitative description of the impact of the error, providing a range if appropriate.

Company Response:

The Company acknowledges the Staff’s comment, and notes that in its previous response in B(3)(a) the Company noted that the Staff’s outstanding comments with respect to the China Bottles financial statements did not appear to call into question revenue recognition, margin, or similar substantive issues that would have a material future impact or that suggest a material adverse change in China Bottles’ business. The Company further noted that resolution of the Staff’s comments regarding China Bottles’ financial statements are unlikely to have a material impact on the post-merger results of the Company’s acquisition of China Water, primarily because the equity income derived from China Bottles is not expected to be a large contributor to the combined company’s overall net income.

To further assess this issue, the Company has reviewed the Staff’s comments contained in the September 16, 2008 letter to China Bottles for purposes of determining the potential future material impact that the resolution of such comments could have on the financial statements of China Bottles. In this regard, the Company believes that the following comments of the Staff to China Bottles are administrative or procedural in nature and therefore will not have a material future impact on the financial statements of China Bottles:

#1 – having to do with the general description of the business;

#2 – having to do with classifications within the statement of cash flows;

#3 – having to do with the presentation of predecessor historical financial information;

#4 – having to do with the presentation of interim financial statements;

#5 – having to do with the presentation of pro forma financial statements;

#6 – having to do with a pro forma related party elimination as of June 30, 2007;

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

#7 – having to do with results of operations discussion;

#8 – having to do with comment #7 above;

#9 – having to do with discussing the impact of the restatement on the disclosure of controls and procedures;

#10 – having to do with the auditors report;

#11 – having to do with conducting the audit in the People’s Republic of China;

#12 – having to do with determining basic weighted average shares outstanding;

#13 – having to do with revising the statement of equity;

#14 – having to do with revising the presentation of the cash flow statement;

#18 – having to do with labeling a footnote;

#19 – having to do with preparing a restatement footnote;

#20 – having to do with amending China Bottles’ quarterly report on Form 10-QSB for the third quarter of 2007;

#22 – having to do with calculating basic and diluted weighted average shares outstanding; and

#23 – having to do with identifying the certifying individual.

In the Company’s view, only comments ## 15, 16 , 17 and 21 raise issues that could impact the earnings of China Bottles, and therefore the equity income that China Water includes or will include in its financial statements. With respect to comments # 15 and #16, those comments appear to call into question whether China Bottles appropriately accounted for the acquisition of the Guozhu Operating Companies under the purchase method of accounting rather than as entities under common control. As such, the Company will address the purchase accounting aspects of questions # 15 and #16 together. Should the ultimate decision be that China Bottles should account for the acquisition of the Guozhu Operating Companies as entities under common control, the Company does not believe that there will be a material future impact on the results of operations of China Bottles. As disclosed in the China Bottles’ 2007 annual report on Form 10-KSB, the acquisitions of Guozho Operating Companies did not result in China Bottles recording any intangible assets or what would appear to be excess purchase price. Consequently, the accounting for the assets and liabilities on a carryover basis as would be appropriate for the acquisition of entities under common control would be similar to paying cash for net assets. With respect to comment # 21, having to do with addressing all of the comments, as applicable, in interim filings, the Company will quantify the potential future quarterly impact in its analysis of comments # 16.

Analysis of Comment #16. In connection with China Bottles’ acquisition of the Guozhu Operating Companies, it appears China Bottles allocated the purchase price to the fair values of the acquired assets and assumed liabilities. China Bottles did not allocate any value to potential amortizable intangible assets, which would have caused a reduction to its income and to the equity income allocable to China Water. The Company has no reason to believe that the manner in which China Bottles allocated the purchase price, or its failure to allocate any value to potential amortizable intangible assets, was inappropriate, but the Company has assumed for purposes of the Staff’s desired hypothetical analysis that China Bottles may have erred in not allocating fair value to amortizable intangible assets.

As stated in the Staff’s September 16, 2008 comment letter to China Bottles, it appeared that China Water acquired net assets with a fair value of $8,122,814 for no consideration. If this was the case, a bargain purchase could result with potential gain recognition in the near term as those assets are realized. Should near term gains result, the future impact on

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

China Bottles’ results from operations could be improved. The Company does not believe that a bargain purchase exists and accordingly has not provided a range of impact for this theoretical error. The Company does believe that the initial purchase price of the Guozhu Operating Companies totaled $8,122,814, which amount was further increased by $2,301,567, for a total consideration paid of $10,424,381.

Under the purchase method of accounting for the cost of these acquisitions, it is possible that China Bottles could have made an error in ascribing value to the assets purchased, requiring additional fair values of assets acquired to be added to one or more of the acquisitions. Under that condition, unless additional liabilities could be found, a bargain purchase condition could exist. China Bottles would need to reevaluate total liabilities assumed or reduce previously valued assets to avoid possible gain recognition from a bargain purchase. As previously mentioned we do not believe that a bargain purchase condition exists and therefore we have not assigned a value to the assumed error.

If subsequent to the preliminary purchase price allocation it became known that additional amortizable intangible assets should be recorded to one or more of the Guozhu Operating Companies, China Bottles would need to either increase liabilities assumed or reduce initial assets purchased to balance the acquisition transactions. These amortizable intangibles could result from allocating value to customer lists and in-place workforce. As mentioned in the Company’s response to Staff comment no. 1(c) above, since China Water’s investment in China Bottles was to further product development, it is unlikely that value would be allocated to trademarks and tradenames.

Theoretically, if China Bottles made an error in identifying amortizable intangible assets related to these acquisitions totaling an amount equal to half of the reported purchase price for the three operating companies and amortized those intangibles over an average of ten years, China Bottles’ amortization expense would increase by $521,219 annually (($10, 424,381 / 2) / 10 = $521,219) or $130,305 quarterly. The after tax effect of the additional amortization expense, considering China Bottles’ reported June 2008 tax rate of 26%, would reduce annual net income by $385,702 ($521,219 x (1-.26) = $385,702) or $96,426 quarterly. Accordingly, the annual effect on China Water’s share of equity income would be 48% of $385,702 or $185,136. The quarterly effect on China Water’s equity income would be $46,284. Accordingly, China Water’s reported $3.7 million equity income for the six months ended June 30, 2008 could be overstated by $92,568 or less than 3%.

Under the same circumstances, if China Bottles failed to identify amortizable intangible assets in an amount equal to 90% of the reported purchase price for the three operating companies and amortized those intangibles over an average of ten years, China Bottles’ amortization expense would increase by $938,194 annually ($10, 424,381 x .9) / 10 = $938,194) or $234,548 quarterly. The after tax effect of the additional amortization expense, considering China Bottles’ reported June 2008 tax rate of 26%, would reduce annual net income by $694,264 ($938,194 x (1-.26) = $694,264) or $173,566 quarterly. Accordingly, the annual effect on China Water’s share of equity income would be 48% of $694,264 or $333,247. The quarterly effect on China Water’s equity income would be $83,312. Accordingly, China Water’s reported $3.7 million equity income for the six months ended June 30, 2008 could be overstated by $166,624 or less than 5%.

In sum, if it were determined that China Bottles acquired limited tangible assets in connection with its acquisition of the Guozhu Operating Companies, and instead was required to allocate 90% of the purchase price for the three Guozhu Operating Companies to amortizable intangible assets, the financial impact on China Water’s reported $3.7 million equity income for the six months ended June 30, 2008 would be immaterial to the post-merger results of the Company. Equity income being reported below operating income will further notify investors of the operational results generated by China Water aside from equity income.

Analysis of Comment #17. In August 2007, China Bottles issued 5,000,000 shares of convertible preferred stock to China Water. In April 2008, the shares of preferred were converted into 25,000,000 shares of common stock of China Bottles at the original conversion on a 5-to-1 basis. In connection with China Bottles’ issuance of convertible preferred stock, the Company has considered the potential accounting implications of a net cash settlement feature, including consideration of EITF 00-19 paragraphs 12-32. Set forth below is an analysis of paragraphs 12-32 of EITF 00-19 as of the date of issuance of the shares by China Bottles:

(1) The contract permits China Bottles to settle in unregistered shares.

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John Reynolds

United States Securities and Exchange Commission

September [__], 2008

The terms of the preferred stock agreement allow for settlement of the conversion option in unregistered shares. There is no explicit requirement that the shares be registered.

(2) China Bottles has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

China Bottles did not have sufficient authorized shares of common stock into which the preferred stock could be converted upon issuance. However, pursuant to section 6(a) of the Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (“Certificate of Designations”), “each share of preferred stock shall be initially convertible (subject to the limitations set forth in Section 6(b)), into five (5) shares of Common Stock (as adjusted as provided below, the “Conversion Ratio”) at the option of the Holders, subject to the availability of Common Shares, at any time and from time to time from and after the Original Issue Date.” Consequently, holders of the preferred stock are not contractually allowed to convert their shares of preferred into common stock unless there is availability of common shares. Said differently, there is a restriction on conversion until the Company has adequate authorized shares to settle the conversion. To the Company’s knowledge, there are no other commitments that may require the issuance of stock.

The Company also considered Section 6(c)(i)-(ii) of the Certificate of Designations. This section confirms China Bottles’ obligation to issue and deliver the common stock upon conversion of the preferred stock and that this obligation is absolute and unconditional, irrespective of any action or inaction by the holder to enforce. The Certificate of Designations also indicates that “the Corporation shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion.” We believe the term “properly noticed conversion” confirms that holders of the preferred stock are not entitled to any net-cash settlement because the holders cannot elect to convert unless there are sufficient authorized shares. If it is assumed that there is a properly elected conversion (by definition there are adequate authorized shares) and China Bottles does not issue the shares of common stock, a holder of the preferred stock has recourse and can require a net cash settlement; however that is within the control of China Bottles.

(3) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The 5,000,000 shares of preferred stock convert into 25,000,000 shares of common stock (five for one basis).

(4) There are no required cash payments to the counterparty in the event China Bottles fails to make timely filings with the SEC.

There is no requirement to continue to make timely filings with the SEC.

(5) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There is no make-whole provision or top-off arrangements.

(6) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The preferred stock only requires net-cash settlement upon liquidation of the company.

(7) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

No such provisions are outlined in the agreement.

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

(8) There is no requirement in the contract to post collateral at any point or for any reason.

No such requirements to post collateral are outlined in the contract.

Based on the assessment above of the criteria in paragraphs 12-32 of EITF 00-19, equity classification seems to be appropriate for the preferred stock as of the date of its issuance. In addition, as disclosed in China Bottles’ Form 10-Q for the period ended June 30, 2008, the preferred stock was converted into shares of common stock of China Bottles in April 2008. Consequently, the Company does not believe that resolution of comment #17 in the China Bottles comment letter would have any material impact on the financial statements of China Bottles.

Based on the foregoing, the Company reiterates its belief that it does not believe that there are any substantive issues from the letter issued by the Staff to China Bottles that would have a material future impact on its financial statements

Staff Comment:

4. We note in B(4) that you proposed to include a risk factor that describes the risk of changes to or restatements of the financials of China Bottles. Please expand the risk factor to explain that comments from the SEC remain unresolved, describe the substance of the comments that you believe are material and the potential impact that any errors could have on the financial statements of China Bottles.

Company Response:

In response to the Staff’s comment, the Company will include the following risk factor in its next amendment to the Registration Statement:

Changes to or restatements of the financial statements of China Bottles, Inc., China Water’s unconsolidated equity investee, could affect China Water’s investment in and income it records from its investment in China Bottles, Inc.

China Water owns 48% of the outstanding equity of China Bottles, Inc. At June 30, 2008, its investment in China Bottles, Inc. totaled $30.9 million, and for the six month period then ended, China Water recorded $3.7 million in equity income from this investment. In preparing its consolidated financial statements that are included in this Proxy Statement, China Water relied upon the 2007 audit report of China Bottles, Inc., which was prepared by its independent auditors. China Water has been advised that the financial statements of China Bottles, Inc. are being reviewed by the Securities and Exchange Commission, which has issued several comments, including comments that relate to the method and disclosures of the accounting for transactions in which China Bottles, Inc. acquired various operating companies. Neither Heckmann nor China Water can give any assurance that China Bottles, Inc.’s financial statements will not need to be modified or restated. Any changes to or restatements of the financial statements of China Bottles, Inc. could affect China Water’s investment in and income it records from its investment in China Bottles, Inc. For example, if a restatement of the accounting for China Bottles Inc.’s acquisitions were to produce an increase in amortizable intangible assets, its income and the equity income recorded by China Water would be reduced both retroactively and in future results of operations, and those reductions could be material. In addition, adverse changes in China Bottles, Inc.’s business or financial results could result in China Water having to write-down or write off this investment.

*  *  *  *

DRAFT

John Reynolds

United States Securities and Exchange Commission

September [__], 2008

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (760) 341-3606.

Sincerely,

Heckmann Corp.

By:
Name:	Donald G. Ezzell
Its:	Vice President, General Counsel and Secretary

Enclosures

cc:	DLA Piper US LLP
Steven D. Pidgeon, Esq. (via e-mail: steven.pidgeon@dlapiper.com)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

Thelen Reid Brown Raysman & Steiner LLP
Richard S. Green, Esq. (rgreen@thelen.com)
Joseph R. Tiano, Jr., Esq. (jtiano@thelen.com)